Exhibit 2.1

DASEKE, INC.

as the Parent

and

DASEKE COMPANIES, INC.

as the Purchaser

and

AVEDA TRANSPORTATION AND ENERGY SERVICES INC.

as the Company

and

1277119 ALBERTA LTD.

and

RODAN TRANSPORT (U.S.A.) LTD.

and

2111943 ALBERTA LTD.

as the Company Nominee

ARRANGEMENT AGREEMENT

APRIL 13, 2018

SCHEDULES

SCHEDULE A	PLAN OF ARRANGEMENT
SCHEDULE B	ARRANGEMENT RESOLUTION
SCHEDULE C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SCHEDULE D	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE PARENT
SCHEDULE E	SAMPLE CALCULATIONS OF CONTINGENT CONSIDERATION

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of April 13, 2018,

AMONG:

DASEKE, INC., a corporation existing under the laws of the State of Delaware

(the “Parent”)

- and -

DASEKE COMPANIES, INC., a corporation existing under the laws of the State of Delaware

(the “Purchaser”)

- and -

AVEDA TRANSPORTATION AND ENERGY SERVICES INC., a corporation existing under the laws of the Province of Alberta

(the “Company”)

- and -

1277119 ALBERTA LTD., a corporation existing under the laws of the Province of Alberta

(“1277”)

- and -

RODAN TRANSPORT (U.S.A.) LTD., a corporation existing under the laws of the State of Delaware (“Rodan”)

- and -

2111943 ALBERTA LTD.,  a corporation existing under the laws of the Province of Alberta

(the “Company Nominee”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“1277” has the meaning specified in the Preamble.

“ABCA” means the Business Corporations Act (Alberta).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Parent or the Purchaser after the date of this Agreement relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting, equity or other securities of the Company or any of its Subsidiaries (or rights or interests therein or thereto); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company or any of its Subsidiaries; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries; (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; or (v) any other transaction, the consummation of which could reasonably be expected to impede, prevent or delay the transactions contemplated by this Agreement, including the Arrangement.

“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Affiliate Indebtedness” has the meaning ascribed thereto in Paragraph 24 of Schedule C;

“Agreement” means this arrangement agreement, (including the Schedules attached hereto) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms of this Agreement.

“Amalco” has the meaning ascribed thereto in the Plan of Arrangement.

“Amalco Shares” has the meaning ascribed thereto in the Plan of Arrangement.

“Amalgamation” has the meaning ascribed thereto in the Plan of Arrangement.

“Arrangement” means an arrangement under section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Filings” means the records and information provided to the Registrar under section 193(9) of the ABCA, together with a copy of the entered Final Order.

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form set out in Schedule B.

“Assets” means (i) the Owned Real Property, (ii) the Real Property; and (iii) the machinery, equipment (including trucks and trailers) and other personal, movable or tangible asset or property of any kind or nature purported to be owned by, used by, located on the premises of and/or included in financial statements of the Company or any of its Subsidiaries;

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, exemption, variance, registration, certification, franchise, closures, licence or similar authorization or rights obtained, or required to be obtained, of or from any Governmental Entity having jurisdiction over the Person.

“Breaching Party” has the meaning specified in Section 4.6(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta or Dallas, Texas.

“Cash Consideration” means C$0.90 for each Company Share.

“Collective Agreement” means any collective agreement or union agreement and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards).

“Company” has the meaning specified in the Preamble or, following the Amalgamation, means Amalco.

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning specified in Section 2.4(2).

“Company Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii).

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Compensation Option Certificates” means, collectively, the certificates representing compensation options to purchase an aggregate of 911,089 Company Shares dated as of February 22, 2017, respectively.

“Company Compensation Options” means the outstanding compensation options of the Company to purchase Company Shares pursuant to the Company Compensation Option Certificates.

“Company Compensation Optionholders” means the holders of Company Compensation Options.

“Company Data Room” means the material contained as of 11:59 p.m. MST on April 12, 2018 in the virtual data room established by the Company, the index of documents of which is appended to the Company Disclosure Letter.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Parent and the Purchaser with this Agreement.

“Company DSU Holders” means the holders of Company DSUs.

“Company DSUs” means the outstanding deferred share units issued by the Company pursuant to the Deferred Share Unit Plan.

“Company EBITDA” has the meaning specified in Section 2.9(1);

“Company Employees” means the officers and employees of the Company and its Subsidiaries.

“Company Filings” means all documents publicly filed under the profile of the Company on the System for Electronic Document Analysis Retrieval (SEDAR) since March 31, 2016.

“Company Matching Period” has the meaning specified in Section 5.4(1)(e).

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Parent and the Purchaser.

“Company Nominee” has the meaning specified in the Preamble.

“Company Optionholders” means the holders of Company Options.

“Company Options” means the outstanding options to purchase Company Shares issued pursuant to the Stock Option Plan.

“Company Representatives” has the meaning specified in Section 5.1(1).

“Company RSUs” means the outstanding restricted share units issued by the Company pursuant to the Restricted Share Unit Plan.

“Company RSU Holders” the holders of Company RSUs.

“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders, the Company RSU Holders, the Company DSU Holders and the Company Compensation Optionholders.

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires.

“Company Shares” means the common shares in the capital of the Company, and includes the Exchange Shares, or, following the Amalgamation, means Amalco Shares.

“Company Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Confidentiality Agreement” means the confidentiality agreement dated October 26, 2017 between the Purchaser and the Company.

“Consideration” means, with respect to each Company Share, (i) the Initial Consideration and (ii) the Contingent Consideration pursuant to the Plan of Arrangement.

“Consideration Shares” means the Parent Shares to be issued in exchange for Company Shares pursuant to the Arrangement.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws and all amendments to such articles or by-laws, or similar documents.

“Contingent Consideration” has the meaning specified in Section 2.9(6).

“Contingent Maximum Amount” means C$0.45 multiplied by the difference between (a) the number of issued and outstanding Company Shares at the Effective Time and (b) the number of Company Shares held by Dissenting Shareholders as of the Effective Time.

 “Contract” means, with respect to any Person, any agreement, commitment, engagement, contract, franchise, licence, lease, obligation, undertaking or joint venture (written or oral) to which such Person is a party or by which it or any of its Subsidiaries is bound or affected or to which any of its respective properties or assets is subject.

“Court” means the Court of Queen’s Bench of Alberta.

“Deferred Share Unit Plan” means the Company’s Deferred Share Unit Plan in place for its directors and directors of its Subsidiaries adopted as of August 27, 2015, as amended.

“Depositary” means Computershare Investor Services Inc.

“Disputed Items” has the meaning specified in Section 2.9(2).

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Dissenting Shareholder” means a registered Company Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights before the Effective Date, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Draft EBITDA Statement” has the meaning specified in Section 2.9(1).

“EBITDA Fees” has the meaning specified in Section 2.9(4).

“EBITDA Period” means June 1, 2018 to May 31, 2019, inclusive, or, if the Parties agree in writing, July 1, 2018 to June 30, 2019, inclusive.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the United States Securities and Exchange Commission.

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Electing Company Securityholders” means Company Securityholders other than Dissenting Shareholders.

“Election Date” has the meaning specified in Section 2.7(1).

“Employee Plans” has the meaning set forth in Paragraph (40) of Schedule C.

“Environmental Laws” means all Laws and agreements with Governmental Entities, and all terms or conditions of any Environmental Permits and all other statutory requirements relating to public or human health and safety, noise control, pollution or the protection of the environment (including ambient or indoor air, soil, surface water, groundwater, sediment or subsurface soils), natural resources or endangered or threatened species, or to the presence, generation, production, installation, use, storage, treatment, transportation, disposal, reuse, reclamation, remediation, Release or threatened Release of, or exposure to, Hazardous Substances.

“Environmental Permit” means any and all Authorizations required under or issued, granted, given, authorized by or made pursuant to Environmental Laws.

“Equipment Indebtedness” means Indebtedness incurred in respect of and secured by Rolling Stock.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the U.S. Tax Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Share” has the meaning ascribed thereto in the Plan of Arrangement.

“Fairness Opinion” means an opinion of Canaccord Genuity Corp. to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders is fair, from a financial point of view, to such holders.

“Final Company EBITDA” has the meaning specified in Section 2.9(5).

“Final EBITDA Statement” has the meaning specified in Section 2.9(5).

“Final Order” means the order of the Court approving the Arrangement to be applied for by the Company following the Company Meeting and to be granted pursuant to Subsection 193(9) of the ABCA in respect of Company Shareholders and the Company, as such order may be affirmed, amended or modified by the Court (with the consent of each of the Company, the Parent and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to each of the Company, the Parent and the Purchaser, each acting reasonably) on appeal.

“Financial Statements” has the meaning specified in Paragraph (11) of Schedule C.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials, or any substance which is either (i) defined, regulated or identified in any Environmental Laws or which is present in the environment in such quantity or concentration as to be regulated to a maximum allowable concentration in soil, sediment, vapour, groundwater, surface water, drinking water or air, or (ii) deemed under Environmental Laws to be deleterious to natural resources or worker, public or human health and safety or might subject the owner, lessee, user, occupier, holder or operator of the Real Property to any imposition of costs or liability under any Environmental Law.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Indebtedness” means, with respect to any Person, all obligations of such Person, including the principal amount and any related accrued and unpaid interest, fees and prepayment penalties (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables incurred in the Ordinary Course), (d) under capital leases, (e) under letters of credit or similar credit transactions or obligations (f) under interest rate, commodity or currency swap, hedge or similar transactions (valued at the termination value thereof), and (g) in the nature of guarantees of the obligations described in clauses (a) through (f) above of any other Person.

“Initial Consideration” means, with respect to each Company Share, (i) the Cash Consideration and/or (ii) the Share Consideration payable pursuant to the Plan of Arrangement.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and (viii) any other intellectual property and industrial property.

“Intellectual Property Rights” has the meaning specified in Paragraph (34) of Schedule C.

“Interim Order” means the interim order of the Court in a form acceptable to the Company, the Parent and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company, the Parent and the Purchaser, each acting reasonably.

“Key Consents” means any third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the failure of which to obtain, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect or would be reasonably expected to be material and adverse to the Parent or the Purchaser.

“Key Employee Agreements” means (i) the employment agreement between the Company and Ronnie Witherspoon executed on April 13, 2018 and dated effective as of the Effective Date; (ii) the employment agreement between the Company and Bharat Mahajan executed on April 13, 2018 and dated effective as of the Effective Date; and (iii) the employment agreement between the Company and Tom Halliday executed on April 13, 2018 and dated effective as of the Effective Date.

“Key Employees” means Ronnie Witherspoon, Bharat Mahajan and Tom Halliday.

“Law” means, with respect to any Person, any and all applicable law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Leased Real Property” means all real properties leased, used, occupied, operated or otherwise held by the Company or any of its Subsidiaries pursuant to a Real Property Lease, including all of the applicable Company’s or Subsidiary’s right, title and interest in and to any land, buildings, structure, improvements and fixtures located thereon and easements and other rights and interests appurtenant thereto.

“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) to be delivered by the Company to Company Securityholders providing for, among other things, the Company Securityholder’s election with respect to the Initial Consideration and for delivery of the certificates representing the Company Securityholder’s Company Shares or Company Compensation Option Certificate, as the case may be, to the Depositary.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Locked-up Securityholders” means all of the directors and senior officers of the Company, Werklund Capital Corporation and Werklund Ventures Ltd.

“Material” (or other correlative capitalized terms) means, except as used in the words “Material Contract” and “Material Adverse Effect”, any matter or series of related matters that either (i) involves  an amount in excess of $250,000 or (ii) is otherwise material to the Company or its Subsidiaries.

“Material Adverse Effect” when used in connection with a Party means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, condition (financial or otherwise) or liabilities (contingent or otherwise) or prospects of that Party and its Subsidiaries, taken as a whole, or would, or would be reasonably expected to, prevent or materially delay either Party from consummating the transactions contemplated by this Agreement by the Outside Date, except any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)any change in general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada or the United States;

(b)any change or proposed change in Law, IFRS or GAAP;

(c)any change affecting the industries or markets in which such Party operates;

(d)any natural disaster or the commencement or continuity of any act of war, armed hostilities or acts of terrorism;

(e)the announcement of this Agreement or the transactions contemplated hereby;

(f)any action taken (or omitted to be taken) by a Party or its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement;

(g)any change in the market price or trading volume of any securities of a Party (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); or

(h)(i) any matter disclosed in the Company Disclosure Letter; or (ii) any matter consented to, or that resulted from a matter consented to, in writing by the other Party hereto,

provided, however, that with respect to clauses (a) through to and including (c), such matters do not have a materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to companies of similar size operating in the industries or markets in which such Party operates (in which case the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect), and provided further, however, that unless expressly provided in any particular section of the Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall be deemed not to be, illustrative or interpretive for the purpose of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract that:

(a)if terminated, breached or not renewed would or would reasonably be expected to have a Material Adverse Effect with respect to a Party;

(b)relates directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $250,000 in the aggregate;

(c)restricts the incurrence of indebtedness by a Party or any of its Subsidiaries or (including by requiring the granting of an equal and rateable Lien) the incurrence of any Liens on any properties or assets of a Party or its Subsidiaries, or restricts the payment of dividends by a Party or any of its Subsidiaries;

(d)under which a Party or any of its Subsidiaries is obligated to make or expects to receive payments on either an annual basis or over the remaining term in excess of $1,400,000;

(e)creates an exclusive dealing arrangement, right of first offer or refusal or “most favored nation” obligation;

(f)provides for employment, severance or change in control payments in an amount greater than $250,000;

(g)provides for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $250,000;

(h)limits or restricts in any Material respect (A) the ability of a Party or any Subsidiary to engage in any line of business or carry on business in any geographic area, (B) the ability of a Party to solicit or hire any Person, or (C) the scope of Persons to whom a Party or any of its Subsidiaries may sell products or deliver services;

(i)any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement which either: (i) limits the Company’s business, or (ii) could prevent completion of the Arrangement;

(j)provides for obligations or entitlements or termination payments of such Party, or which has an economic value to such Party, whether or not on a contingent basis, in excess of either $250,000 per annum or in total;

(k)remains in full force and effect and has been filed with the Securities Authorities as a material contract in accordance with applicable Securities Laws;

(l)is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement relating to the formation, creation or operation of any partnership, limited liability company or joint venture in which such Party and/or its Subsidiaries have an interest;

(m)requires the consent of, or notice to, any other party to the Contract to a change in control of a Party or any of its Subsidiaries;

(n)any Collective Agreement; or

(o)is otherwise Material to a Party and its Subsidiaries, taken as a whole.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” has the meaning specified under Securities Laws.

“NASDAQ” means the Nasdaq Stock Market.

“Notice of Dispute” has the meaning specified in Section 2.9(2).

“Officer” has the meaning specified in the Securities Act (Alberta).

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party, is taken in the ordinary course of the normal day-to-day operations of the business of such Party and consistent with such Party’s industry practice.

“Outside Date” means July 31, 2018 or such later date as may be agreed to in writing by the Parties.

“Owned Real Property” means all real properties owned by the Company or any of its Subsidiaries.

“Parent” has the meaning specified in the Preamble.

“Parent Board” means the board of directors of the Parent as constituted from time to time.

“Parent Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Parent and the Purchaser to the Company with this Agreement.

“Parent Filings” means all documents publicly filed under the profile of the Parent on EDGAR since March 31, 2016.

“Parent Shareholders” means the registered or beneficial holders of the Parent Shares, as the context requires.

“Parent Shares” means the common shares in the capital of the Parent.

“Parties” means the Company, the Parent and the Purchaser and “Party” means any one of them.

“Permitted Liens” means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(a)Liens for Taxes which are not delinquent or that are being disputed in good faith;

(b)inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others arising in the Ordinary Course, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets of such Party or its Subsidiaries and in respect of which adequate holdbacks are being maintained as required by Law;

(c)the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of such party or its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land, provided that there has been compliance with the Material provisions thereof and that they do not in the aggregate Materially impair the value thereof, detract from the ability to use any Real Property and would not reasonably be expected to Materially and adversely affect the ability of such Party to carry on its business in the Ordinary Course; and

(e)in the case of the Company, Liens listed and described in Section 1.1(i) of the Company Disclosure Letter.

“Person” includes any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company, the Parent and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.5.

“Purchaser” has the meaning specified in the Preamble.

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under Section 263 of the ABCA;

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case that is required in connection with the Arrangement.

“Real Property” means Owned Real Property, Leased Real Property, and other real property used, occupied, owned, operated or otherwise held by Company or any of its Subsidiaries, and any land, building, structure, improvements and fixtures located thereon and easements and other rights and interests appurtenant thereto.

“Real Property Lease” means any lease, sublease, license, or similar occupancy agreement, together with any amendments, modifications, extensions, renewals, guaranties, side letters or other agreements related thereto, pursuant to which Company or any of its Subsidiaries uses, occupies, operates or otherwise holds any Real Property.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the indoor or outdoor environment.

“Required Approval” has the meaning specified in Section 2.2(4).

“Restricted Share Unit Plan” means the Company’s Restricted Share Unit Plan in place for its employees adopted as of August 27, 2015, as amended.

“Rodan” has the meaning specified in the Preamble.

“Rolling Stock” means all tractors and trailers included in the Assets or leased by the Company or any of its Subsidiaries from third-parties for use in their business or operations.

“Securities Authority” means the Alberta Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or the United States, including the United States Securities and Exchange Commission.

“Securities Laws” means the Securities Act (Alberta) and any other applicable provincial securities Laws and the U.S. Exchange Act and the U.S. Securities Act.

“Share Consideration” means the Parent Shares to be issued to the Company pursuant to the Plan of Arrangement.

“Special Committee” means the committee of independent directors of the Company Board consisting of Paul Shelley, Larry Heidt and Douglas McCartney.

“Stock Option Plan” means the stock option plan of the Company dated October 14, 2010.

“Subsidiary” means, with respect to a Person, any entity, whether incorporated or unincorporated: (i) of which such Person or any other Subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its Subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Superior Proposal” means, any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party to the Company to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding up or other transaction, not less than all of the outstanding Company Shares, not owned by the Person making such Acquisition Proposal or its Affiliates, or all or substantially all of the assets of the Company, on a consolidated basis that: (a) complies with Securities Laws and did not result from or involve a breach of this Agreement or any agreement between the Person making such Acquisition Proposal and the Company; (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such Acquisition Proposal; (c) is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for all of the Company Shares or assets, as the case may be; (d) is not subject to any due diligence and/or access condition; (e) that the Company Board and any relevant committee thereof determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favorable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement that may be proposed by the Parent and the Purchaser pursuant to Section 5.4(2)); and (f) in the event that the Company does not have the financial resources to pay the Termination Fee, the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall advance or otherwise provide the Company the cash required for the Company to pay the Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable.

“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder, as amended;

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any Governmental Entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Technology” has the meaning specified in Paragraph (34) of Schedule C.

“Terminating Party” has the meaning specified in Section 4.6(3).

“Termination Fee” has the meaning specified in Section 8.3(1)(a).

“Termination Fee Event” has the meaning specified in Section 8.3(1)(b).

“Termination Notice” has the meaning specified in Section 4.6(3).

“Third Party Auditor” has the meaning specified in Section 2.9(2).

“Transaction Costs” means the aggregate amount of any and all fees and expenses incurred or to be incurred by the Company up to the Effective Date in connection with the negotiation, preparation and execution of this Agreement, the Company Meeting or the Company Circular (including printing and mailing costs), the Interim Order and Final Order, the Arrangement, and the other transactions contemplated herein (other than pursuant to Section 4.5 [Pre-Acquisition Reorganization]), including, but not limited to, legal fees and expenses, investment banking fees, financial advisory fees and expenses (including any fees payable on the rendering of any opinion, including the Fairness Opinion, or the consummation of the Arrangement), transfer agent fees, any amounts payable to employees or directors as bonus payment or severance payment as a result of the Arrangement and any other out-of-pocket costs and expenses incurred in connection with this Agreement and other transactions contemplated herein (other than pursuant to Section 4.5 [Pre-Acquisition Reorganization]).

“TSX-V” means the TSX Venture Exchange.

 “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended. All references to the U.S. Tax Code, U.S. Treasury Regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

“U.S. Treasury Regulations” means the final or temporary regulations promulgated under the U.S. Tax Code.

“Voting Agreements” means the voting agreements (including all amendments thereto) between the Purchaser, the Parent and the Locked-up Securityholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Company Shares, Company Options and Company Compensation Options, as applicable, in favour of the Arrangement Resolution.

“willful breach” means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 1.2Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)Currency. All references to dollars or to $ are references to Canadian dollars and all references to U.S.$ are references to U.S. dollars.

(3)Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)Certain Phrases and References, etc. The words “including”,  “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”,  “the total of”,  “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”,  “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means (i) copies of the subject materials were included in the Company Data Room, (ii) copies of the subject materials were provided to the Parent, the Purchaser or the Company, as applicable, or (iii) the subject material was listed in the Company Disclosure Letter or Parent Disclosure Letter, if applicable, or referred to in the Company Data Room and copies were provided to the applicable Party if requested.

(5)Capitalized Terms. All capitalized terms used in any Schedule, in the Company Disclosure Letter or in the Parent Disclosure Letter have, unless otherwise defined, the meanings ascribed to them in this Agreement.

(6)Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, the Parent or the Purchaser, it shall be deemed to refer to the actual knowledge of the Company, the Parent or the Purchaser or any of their respective Officers or directors, as applicable, after reasonable and diligent inquiry.

(7)Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS or GAAP, as the case may be, and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS or GAAP, as the case may be.

(8)Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)Time References. References to time are to local time, Calgary, Alberta.

(11)Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of a Party, each such provision shall be construed as a covenant by the such Party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(12)Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

Section 1.3Schedules.

(1)The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)The Company Disclosure Letter and the Parent Disclosure Letter and all information contained therein is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement and (iii) the Purchaser needs to disclose it for the purpose of obtaining representation and warranty insurance in connection with this Agreement.

ARTICLE 2

THE ARRANGEMENT

Section 2.1Arrangement

The Company, the Parent and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2Interim Order

As soon as reasonably practicable after the date of this Agreement, but in any event on or before May 3, 2018, the Company shall apply in a manner reasonably acceptable to the Parent and the Purchaser, pursuant to section 193(4) of the ABCA and, in cooperation with the Parent and the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(1)for the calling and the holding of the Company Meeting;

(2)for confirmation of the record date for the Company Meeting referred to in Section 2.3(5);

(3)for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(4)that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be the affirmative vote of:

(a)not less than 66 2/3% of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting; and

(b)if applicable, a majority of the votes attached to the Company Shares held by Company Shareholders present in person or represented by proxy at the Company Meeting excluding for this purpose votes attached to the Company Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(5)that, subject to the foregoing and the terms of the Interim Order, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(6)for the grant of Dissent Rights to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;

(7)for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(8)that the Company Meeting may be adjourned or postponed from time to time by the Company if required by this Agreement or otherwise with the consent of the Parent and the Purchaser in accordance with the terms of this Agreement without the need for additional approval of the Court;

(9)that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting unless required by Law;

(10)that it is the Parent and the Purchaser’s intention to rely upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(11)for such other matters as the Parent and the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

Section 2.3The Company Meeting

The Company shall:

(1)convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law on or before June 22, 2018 for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Parent and the Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except as required or permitted under Section 4.6(3) or Section 5.4(5) or as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled) or as required by Law or by a Governmental Entity;

(2)solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Parent and the Purchaser, and at the expense of the Parent and the Purchaser, using such mutually agreeable dealer and proxy solicitation services firms as the Parent and the Purchaser may request, and cooperating with any Persons engaged by the Parent and the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(3)provide the Parent and the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by the Parent and the Purchaser;

(4)permit the Parent and the Purchaser, on behalf of the management of the Company, directly or through a proxy solicitation services firm contemplated in Section 2.3(2), to actively solicit proxies in favour of the Arrangement on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Parent and the Purchaser may make such solicitations;

(5)consult with the Parent and the Purchaser in fixing the date of the Company Meeting and the record date of the Company Meeting, give notice to the Parent and the Purchaser of the Company Meeting and allow the Parent and the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(6)promptly advise the Parent and the Purchaser, at such times as the Parent and the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(7)promptly advise the Parent and the Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights;

(8)not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Parent and the Purchaser;

(9)not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting, or change any other matters in connection with the Company Meeting unless required by Law or approved by the Parent and the Purchaser; and

(10)at the request of the Parent and the Purchaser from time to time, provide the Parent and the Purchaser with a list (in both written and electronic form) of (i) the Company Shareholders, together with their addresses and respective holdings of Company Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including Company Optionholders and Company Compensation Optionholders), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Parent and the Purchaser with such additional information, including updated or additional lists of Company Shareholders, and lists of securities positions and other assistance as the Parent and the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Company Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

Section 2.4The Company Circular

(1)The Company shall, as promptly as reasonably practicable, prepare and complete, in consultation with the Parent and the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(1).

(2)The Company shall ensure that the Company Circular complies in all material respects with Law, does not contain any Misrepresentation (except that the Company shall not be responsible for any information relating to the Parent and the Purchaser, including the Parent Shares) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion, (ii) a statement that the Special Committee has received the Fairness Opinion, and has, after receiving legal and financial advice, unanimously recommended that the Company Board approve the Arrangement Agreement and that the Company Shareholders vote in favour of the Arrangement Resolution, (iii) a statement that the Company Board has received the Fairness Opinion, and has unanimously, after receiving legal and financial advice and the recommendation of the Special Committee, determined that the Arrangement Resolution is in the best interests of the Company and the Company Shareholders and recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”), and (iv) a statement that the Locked-up Securityholders have entered into the Voting Agreements pursuant to which, subject to the terms of the Voting Agreements and the terms of this Agreement, they have agreed to vote all their Company Shares, Company Options and Company Compensation Options, as applicable, in favour of the Arrangement Resolution.

(3)The Company shall give the Parent and the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Parent and the Purchaser and its counsel, and agrees that all information relating solely to the Parent and the Purchaser included in the Company Circular must be in a form and content satisfactory to each of the Parent and the Purchaser, acting reasonably.

(4)The Parent and the Purchaser shall provide all necessary information concerning the Parent and the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, use reasonable commercial efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor and shall use reasonable commercial efforts to ensure that such information does not contain any Misrepresentation concerning the Parent and the Purchaser or the Parent Shares.

(5)The Company shall promptly notify the Parent and the Purchaser if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5Final Order

If the Interim Order is obtained, the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 193 of the ABCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the later of the approval of the Arrangement Resolution at the Company Meeting as provided for in the Interim Order, or within such other time period as may be agreed upon by the Parties, each acting reasonably.

Section 2.6Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(1)diligently pursue, and cooperate with the Parent and the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(2)provide the Parent and the Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will accept the reasonable comments of the Parent and the Purchaser and its legal counsel;

(3)provide legal counsel to the Parent and the Purchaser on a timely basis with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4)ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(5)not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Parent and the Purchaser’s prior written consent, acting reasonably, provided that nothing herein shall require the Parent or the Purchaser to agree or consent to any increase in, or variation of the form of, the Consideration or other modification or amendment to such filed or served materials that expands or increases the Parent’s or Purchaser’s obligations, or diminishes or limits the Parent’s or Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(6)oppose any proposal from any Person that the Final Order contain any provision materially inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, the Parent and the Purchaser; and

(7)not object to legal counsel to the Parent and the Purchaser making such submissions on application for either the Interim Order or the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are not inconsistent with this Agreement or the Plan of Arrangement.

Section 2.7Election Mechanics

(1)Letters of Transmittal and Election Forms must be received by the Depositary on or before the date that is two (2) Business Days prior to the date of the Company Meeting (the “Election Date”), unless otherwise agreed in writing by the Purchaser and the Company. The Company shall provide at least seven (7) Business Days’ notice of the Election Date to Shareholders by means of a news release disseminated over newswire services in Canada.

(2)Any Company Securityholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form on or prior to the Election Date, or otherwise fails to comply with the requirements of this Section 2.7 and the Letter of Transmittal and Election Form (including Company Shareholders who duly exercise Dissent Rights but are ultimately not entitled, for any reason, to be paid fair value for Company Shares in respect of which they have exercised Dissent Rights), shall be deemed to have elected to receive, for each Company Share, the Share Consideration and the Contingent Consideration.

(3)Until surrendered as contemplated by this Section 2.7, each certificate that immediately prior to the Effective Time represented Company Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 2.7. Any such certificate formerly representing Company Shares not duly surrendered on or before sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares of any kind or nature against or in Parent, Purchaser or Company. On such date, all

Consideration to which such former holder was entitled shall be deemed to have been surrendered and forfeited to Purchaser.

(4)Any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Company Securityholder.

Section 2.8Payment of Consideration on Closing

(1)The Parent shall, following receipt by the Company of the Final Order and immediately prior to the Effective Time, deposit in escrow with the Depositary sufficient funds and irrevocable direction for sufficient Share Consideration to satisfy the aggregate Initial Consideration payable to Company Securityholders pursuant to the Plan of Arrangement. For greater certainty, the Parent shall not be required pursuant to this Section 2.8 to provide the Depositary, prior to the Effective Date, with any cash funds or Parent Shares as Consideration for Company Shares held by Dissenting Shareholders or to satisfy the Contingent Consideration (if any).

(2)Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred to the Purchaser pursuant to the Plan of Arrangement and/or the Company Compensation Option Certificate, as applicable, together with a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as the Depositary may reasonably require, the Company Securityholder represented by such surrendered certificate shall be entitled to receive in exchange therefor the Initial Consideration, and the Depositary shall deliver to such Company Securityholder the Share Consideration and/or the Cash Consideration, as applicable, which such Company Securityholder has the right to receive under the Arrangement for such Company Shares, less any amounts withheld pursuant to Section 2.13, and any certificate so surrendered shall forthwith be cancelled.

Section 2.9Potential Contingent Consideration

(1)Within 90 days following the end of the EBITDA Period, the Purchaser shall present the Company Nominee with its draft calculation of the Company EBITDA (the “Draft EBITDA Statement”), together with any source materials reasonably requested by the Company Nominee.

For the purposes hereof, “Company EBITDA” means the Company’s net income (or loss) (calculated in accordance with U.S. GAAP) before interest, income taxes, depreciation, amortization and stock-based compensation for the EBITDA Period; provided that, for greater certainty: (a) all revenue and costs from the utilization by the Company of certain equipment purchased by the Company (excluding the purchase price thereof) during the EBITDA Period shall be included in Company EBITDA; (b) should any customer work for the account of the Company be performed, at the Company’s direction, by the Parent or the Purchaser or by any other affiliate of the Parent during the EBITDA Period, then seven percent (7%) of the gross revenue of the Parent, the Purchaser or such affiliate of the Parent from the performance of such work shall be attributed to the Company and included in the calculation of Company EBITDA; (c) any transaction costs of the Company relating to the transactions comprising the Arrangement shall be excluded from the calculation of Company EBITDA; and (d) following Closing, the Company shall have access, at the Company’s discretion, to the

Parent’s liability insurance, fuel, tire and all other purchasing programs and the Company may use such programs to generate cost savings during the EBITDA Period to the extent practicable for the Parent to make such insurance and programs available to the Company.

(2)Within 30 days following delivery of the Draft EBITDA Statement, the Company Nominee shall notify the Purchaser in writing if the Company Nominee has any objections to the Draft EBITDA Statement (the “Notice of Dispute”). The Notice of Dispute must state in reasonable detail the basis of each objection and the approximate amounts in dispute (the “Disputed Items”). The Company Nominee will be deemed to: (a) have agreed with all other items and amounts set forth in the Draft EBITDA Statement other than those specified in the Notice of Dispute; (b) have accepted the Draft EBITDA Statement if the Company Nominee does not notify Purchaser of any objection within such period of 30 days; or (c) have accepted the Draft EBITDA Statement if the Company Nominee notifies the Purchaser in writing in advance of the 30 day period referred to above in (b), that it has no objection to such statement.

(3)If Company Nominee sends a Notice of Dispute in accordance with Section 2.9(2), then the Purchaser and the Company Nominee will work expeditiously and in good faith in an attempt to resolve such dispute within a further period of 30 days after the date of the notification of such dispute (the “Dispute Notice Period”), failing which the dispute may be submitted by the Company Nominee or the Purchaser for final determination to the Managing Partner of Deloitte LLP in Dallas, Texas, or if Managing Partner of Deloitte LLP in Dallas, Texas is unwilling or unable to act, an independent nationally recognized accounting firm mutually acceptable to the Purchaser and the Company Nominee (the “Third Party Auditors”), both acting reasonably. The Purchaser and the Company Nominee will use commercially reasonable efforts to cause the Third Party Auditors to complete their work within 30 days of their engagement. The Third Party Auditors shall allow the Purchaser and the Company Nominee to present their respective positions regarding the Disputed Items and the Purchaser, and the Company Nominee shall have the right to present additional documents, materials and other information, and make an oral presentation to the Third Party Auditors regarding the dispute. The Third Party Auditors shall consider such additional documents, materials and other information and such oral presentations. Any such other documents, materials or other information shall be copied to the Purchaser and the Company Nominee and each of the Purchaser and the Company Nominee shall be entitled to attend any such oral presentation and to reply thereto. The Purchaser and the Company Nominee, shall jointly instruct the Third Party Auditors that: (i) they shall act as an expert in accounting, and not as an arbitrator, to resolve the unresolved Disputed Items and amounts that were properly included in the Notice of Dispute in accordance with this Agreement; (ii) they shall base their decision solely on the written submissions of the Purchaser and the Company Nominee and not on independent review; and (iii) they may not assign a dollar value to any Disputed Item greater than the highest amount or less than the lowest amount claimed by the Purchaser or the Company Nominee, as applicable. Such written decision of the Third Party Auditors as to the Disputed Items shall, absent manifest error, be final, binding and conclusive on the Purchaser, the Company Nominee and the Company Securityholders.

(4)All fees of and costs related to the Third Party Auditors for the purposes set out in this Section 2.9 and all fees of the Company Nominee’s legal counsel engaged in accordance with Section 8.1(5), as applicable, (collectively, the “EBITDA Fees”)  shall be payable from the Contingent Consideration and remitted by the Purchaser to the

Third Party Auditors, the Company Nominee’s legal counsel or such other applicable person.

(5)Promptly following the 30-day (or shorter) period referred to in Section 2.9(2) during which no Notice of Dispute was given or after the resolution of any dispute in accordance with Section 2.9(3), as the case may be, the Purchaser shall deliver to the Company Nominee an amended Draft EBITDA Statement (the “Final EBITDA Statement”) that reflects the decision of the Purchaser and the Company Nominee or the Third Party Auditors (to the extent a Notice of Dispute was given) in respect of the Disputed Items in accordance with Section 2.9(3) (if any), or reflects the calculations set forth in the Draft EBITDA Statement (to the extent no Notice of Dispute was given). The Final EBITDA Statement, including the Company EBITDA set out in the Final EBITDA Statement (the “Final Company EBITDA”), shall be final and binding upon the Purchaser, the Company Nominee and the Company Securityholders upon delivery thereof and shall not be subject to appeal, absent manifest error.

(6)Promptly following delivery of the Final EBITDA Statement, the Purchaser shall deposit with the Depositary funds in an amount (the “Contingent Consideration”) equal to (a) the lesser of: (i) the Contingent Maximum Amount; and (ii) the product of (A) the number of Company Shares outstanding as of the Effective Date less number of Company Shares held by Dissenting Shareholders and (B) the following ratio:

(2.74737 x (Final Company EBITDA minus C$18,000,000))
(number of Company Shares outstanding as of the Effective Time)

minus (b) the amount of the EBITDA Fees (if any).

If the Contingent Consideration is an amount less than $500,000, the Purchaser shall not deposit any funds with the Depositary with respect to the Contingent Consideration and no amounts shall be payable with respect to the Contingent Consideration.

For greater certainty, set out in Schedule E are three examples of the calculation of Contingent Consideration.

(7)Promptly following delivery of the Contingent Consideration by the Purchaser to the Depositary (if any), the Depositary shall deliver to the Electing Company Securityholders their pro rata share of the Contingent Consideration based on the number of Company Shares owned on the Effective Date, less any amounts withheld pursuant to Section 2.13. Notwithstanding the foregoing, the Depositary shall not make such payment of the Contingent Consideration to a Company Securityholder until such Company Securityholder has, in accordance with Section 2.8, surrendered to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares and/or the Company Compensation Option Certificate, as applicable, that were transferred to the Purchaser pursuant to the Plan of Arrangement and a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as the Depositary may reasonably require.

(8)The Company and the Company Nominee each acknowledges and agrees that (A) from and after the Effective Time, Parent and its Subsidiaries (including, after the Effective

Time, the Company and its Subsidiaries) have the right to operate, sell or market the business of the Company and its Subsidiaries (or the business of Parent and its Subsidiaries) in any way that they deem appropriate in their sole discretion, (B) Parent and its Subsidiaries have no obligation to operate, sell or market the business of the Company and its Subsidiaries (or the business of Parent and its Subsidiaries), or take or omit to take any other actions, in order to achieve (or maximize the amount of) any Contingent Consideration, (C) Parent and its Subsidiaries are under no obligation to operate the business of the Company and its Subsidiaries (or the business of Parent and its Subsidiaries) in a manner consistent with the manner in which the business of the Company and its Subsidiaries (or the business of Parent and its Subsidiaries) was operated prior to the Effective Time, (D) Parent and its Subsidiaries are under no obligation to continue to serve any existing client of the Company and its Subsidiaries (or Parent and its Subsidiaries) after the Effective Time (subject to any obligations in any client contracts), (E) any Contingent Consideration is speculative and is subject to numerous factors outside the control of Parent and the Company and their respective Subsidiaries, (F) there is no assurance that the Company Securityholders will receive any Contingent Consideration and Parent and its Subsidiaries have not promised nor projected any Contingent Consideration, (G) except as otherwise set forth in this Section 2.9, Parent and its Subsidiaries owe no fiduciary duties or other express or implied duty to the Company, and of its Subsidiaries, any Company Securityholder or the Company Nominee, including an implied duty of good faith and fair dealing, (H) the parties hereto solely intend the express provisions of this Agreement to govern the contractual relationship with respect to the Contingent Consideration, and (I) except as otherwise set forth in this Section 2.9, the Company and the Company Nominee each hereby waives any fiduciary duty or other express or implied duty of Parent or the Company or their respective Subsidiaries to the Company, the Company Nominee or any Company Securityholder, including any implied duty of good faith and fair dealing.

(9)In the event that at any time during the EBITDA Period, the Company effects any Acquisition Proposal (or effects multiple transactions which, in aggregate, would constitute an Acquisition Proposal), the Purchaser shall use its reasonable commercial efforts to ensure that, notwithstanding the occurrence of any such transaction(s), the revenues and expenses relating to the operations of the Company’s assets and properties existing as of the Effective Date are accurately tracked by the Company and/or Purchaser during the EBITDA Period for the purposes of calculating the Company EBITDA in accordance with this Section 2.9.

Section 2.10Rounding of Cash Consideration

In any case where the aggregate cash consideration payable to a particular Company Securityholder under the Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

Section 2.11No Fractional Shares

In no event shall any Company Securityholder be entitled to a fractional Parent Share. Where the aggregate number of Parent Shares to be issued to a person as consideration under or as a result of the Arrangement would result in a fraction of a Parent Share being issuable, the number of Parent Shares to be received by such Company Securityholder shall be rounded down to the nearest whole Parent Share and no person will be entitled to any compensation in respect of a fractional Parent Share.

Section 2.12Arrangement Filings and Effective Date

(1)On the second Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Parties shall file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to section 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set forth therein without any further act or formality

(2)The Company shall amend the Plan of Arrangement from time to time at the reasonable request of the Purchaser, provided that no such amendment is inconsistent with the Interim Order or the Final Order or is prejudicial to the Company or the Company Securityholders.

(3)The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur between June 1, 2018 and June 30, 2018 and in any event before the Outside Date.

(4)The closing of the Arrangement will take place at the offices of Miller Thomson LLP, or at such other location as may be agreed upon by the Parties.

Section 2.13 Withholding Taxes

(1)The Parent, the Purchaser, the Company, the Depositary, and any other Person that makes a payment to any Company Securityholder under the Plan of Arrangement or this Agreement shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to such Company Securityholder such amounts as the Parent, the Purchaser, the Company, the Depositary, or such other Person are required or directed to deduct or withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement or this Agreement and shall be treated for all purposes under this Agreement as having been paid to the affected Company Securityholder in respect of which such deduction, withholding and remittance was made. To the extent that the amount required to be deducted or withheld from any payment to an affected Company Securityholder exceeds the cash component, if any, of the Initial Consideration otherwise payable to such holder, the Parent, the Purchaser, the Company or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Initial Consideration or other amount otherwise payable to such affected Company Securityholder in the form of Parent Shares as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements. To the extent that the Initial Consideration is entirely in the form of Cash Consideration, any shortfall in the amount required to be deducted or withheld shall be forthwith paid by such affected Company Securityholder.

Section 2.14Treatment of Options, Warrants, DSUs and RSUs

(1)The Parties acknowledge that the outstanding Company Options under the Stock Option Plan, Company Compensation Options under the respective Company Compensation

Option Certificates, DSUs under the Deferred Share Unit Plan and Company RSUs under the Restricted Share Unit Plan shall be treated in accordance with the provisions of the Plan of Arrangement, and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(2)The Parties shall take all such reasonable steps as may be necessary or desirable to give effect to Section 2.12.

(3)Each of the Parent and the Purchaser covenants that (i) it shall cause the Company to elect pursuant to subsection 110(1.1) of the Tax Act and any similar legislation of a Canadian province in respect of the transfer, in accordance with the provisions of the Plan of Arrangement, of the Company Options that qualify for the deduction under paragraph 110(1)(d) of the Tax Act (“Qualifying Options”); (ii) neither the Company nor any person who does not deal at arm’s length (within the meaning of the Tax Act) with the Company, will deduct in computing income for the purposes of the Tax Act any amount (other than designated amounts permitted under the Tax Act) in respect of a payment made to the holders of Company Options in consideration for the transfer of their Qualifying Options; and (iii) the Company will provide such holders of Qualifying Options with evidence in writing of such election, such evidence to be provided by making the appropriate notation on the T4 Slips issued to such holders or in such other manner as prescribed by the Tax Act and any similar legislation of a Canadian province.

Section 2.15Dissenting Shareholders and Other Proceedings

Registered Company Shareholders may exercise Dissent Rights with respect to their Company Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement. The Company will give the Parent and the Purchaser prompt notice of (i) any written notice of any Dissent Rights exercised or purported to have been exercised by any Shareholder received by the Company in relation to the Company Meeting and Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and (ii) any claim or other Proceeding commenced (or, to the knowledge of the Company, threatened) by any present, former or purported holder of any securities of the Company in connection with the transactions contemplated hereby. Other than as required by applicable Law, the Company shall not make any payment or settlement offer, or agree to any settlement, prior to the Effective Time with respect to any such dissent, notice or instrument or claim or other Proceeding unless the Parent and the Purchaser, acting reasonably, shall have given its written consent to such payment, settlement offer or agreement, as applicable.

Section 2.16Voting Agreements

The Company shall, concurrent with the signing of this Agreement, deliver to the Parent and the Purchaser the Voting Agreements which have been executed by Locked-up Securityholders.

Section 2.17U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares issued on completion of the Arrangement to Company Securityholders will be issued by the Parent in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereunder. In order to ensure the availability of the exemption under section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(1)the Arrangement will be subject to the approval of the Court;

(2)the Court will be advised as to the intention of the Parties to rely on the exemption under section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Arrangement;

(3)the Court will be required to satisfy itself as to the fairness of the Arrangement to the Company Securityholders, subject to the Arrangement;

(4)the Company will ensure that each Person entitled to receive Consideration Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(5)each Person entitled to receive Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption under section 3(a)(10) of the U.S. Securities Act;

(6)the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Company Securityholders;

(7)the Interim Order approving the Company Meeting will specify that each Company Securityholders will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(8)the Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of the Parent, pursuant to the Plan of Arrangement.”.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1Representations and Warranties of the Company

(1)Except as set forth in the Company Disclosure Letter or as disclosed in the Company Filings (other than any forward-looking information or anything in the risks factors section of the Company Filings or similar language contained therein), the Company represents and warrants to the Parent and the Purchaser as set forth in Schedule C and acknowledges and agrees that each of the Parent and the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement. Each section of the Company Disclosure Letter shall be deemed to incorporate by reference all information disclosed in any other section of the Company Disclosure Letter to the extent it is reasonably apparent from a reading of the disclosure or through cross-reference that such disclosure is applicable to such other sections or subsections.

(2)The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

Section 3.2Representations and Warranties of the Parent and the Purchaser

(1)Except as set forth in the Parent Disclosure Letter or as disclosed in the Parent Filings (other than any forward-looking information or anything in the risks factors section of the Parent Filings or similar language contained therein), each of the Parent and the Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement. Each section of the Parent Disclosure Letter shall be deemed to incorporate by reference all information disclosed in any other section of the Company Disclosure Letter to the extent it is reasonably apparent from a reading of the disclosure or through cross-reference that such disclosure is applicable to such other sections or subsections.

(2)The representations and warranties of the Parent and the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

ARTICLE 4

COVENANTS

Section 4.1Conduct of Business of the Company.

(1)The Company covenants and agrees that, subject to applicable law, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Parent and the Purchaser or as required or permitted by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in accordance with Law.

(2)Without limiting the generality of Section 4.1(1), subject to Law, the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Parent and the Purchaser or as required or permitted by this Agreement, the Company shall use its reasonable commercial efforts to maintain and preserve intact the current business organization, assets, properties and business of the Company and its Subsidiaries, maintain in effect all material Authorizations of the Company, keep available the services of the present employees and agents of the Company and its Subsidiaries and maintain good relations with, and the goodwill of, employees, suppliers, customers, creditors and all other Persons having business relationships with the Company and its Subsidiaries and, except with the prior written consent of the Parent and the Purchaser, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)except as set forth in the Company Disclosure Letter, amend its Constating Documents or the Constating Documents;

(b)split, combine, consolidate or reclassify any shares, undertake any capital reorganization or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(c)redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or reduce the stated capital in respect of the Company Shares or any other shares of the Company and its Subsidiaries;

(d)except as set forth in the Company Disclosure Letter, issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock, securities, options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of the Company or any of its Subsidiaries, except for the issuance of Company Shares (i) issuable upon the exercise of the currently outstanding Company Options, (ii) pursuant to currently outstanding Company Compensation Options, (iii) pursuant to any currently outstanding Company DSUs or (iv) pursuant to any currently outstanding Company RSUs;

(e)except as set forth in the Company Disclosure Letter, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses, having a cost, on a per transaction or series of related transactions basis, in excess of US$100,000 and subject to an aggregate maximum of US$200,000 for all such transactions for the Company and all of its Subsidiaries;

(f)reorganize, amalgamate, combine or merge with any other Person (including with any Subsidiary of the Company);

(g)adopt a plan of liquidation or resolutions providing for the winding up, liquidation or dissolution;

(h)other than in the Ordinary Course or sales of insured assets following a loss and for which an insurance claim has been made, sell, pledge, lease, dispose of, surrender, lose the right to use, mortgage, license, encumber (other than Permitted Liens) or otherwise dispose of or transfer any assets of the Company or of any of its Subsidiaries or any interest in any assets of the Company or its Subsidiaries having a value greater than US$100,000 individually and subject to a maximum of US$200,000 in the aggregate for the Company and all of its Subsidiaries;

(i)directly or indirectly, make any capital expenditure or commitment to do so which, individually exceeds US$100,000 or in the aggregate exceeds US$200,000 for the Company and all of its Subsidiaries, except in respect of up to C$5,500,000 in purchases of new and used equipment, including maintenance capital expenditures, as contemplated in the Company’s budget for fiscal 2018, provided that in the case of capital expenditures expended to address emergencies or other urgent matters involving the potential loss or damage to property or personal safety, Parent's consent shall not be required where it cannot be received in a reasonably expedient manner;

(j)make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person other than advances and capital contributions by the Company to wholly-owned Subsidiaries of the Company in the Ordinary Course;

(k)except as set forth in the Company Disclosure Letter or pursuant to Ordinary Course borrowings and repayments under the Company’s senior revolving credit facility, prepay any indebtedness of the Company or any of its Subsidiaries before its scheduled maturity or, except for Transaction Costs and other general and administrative expenses in the Ordinary Course (provided that the Company shall provide notice to the Parent of any such prepayment of general and administrative expenses in an aggregate amount in excess of $15,000), increase, create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money of the Company or any of its Subsidiaries or guarantees thereof;

(l)enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(m)except as required by IFRS, make any change in the Company’s methods of accounting;

(n)make any material change to its general practices and policies relating to the payment of accounts payable or the collection of accounts receivable;

(o)make any material Tax election, information schedule, return or designation, except as required by Law and in a manner consistent with past practice, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law, or

(p)except as set forth in Section 4.1(2)(p) of the Company Disclosure Letter, create, enter into or increase any severance, change of control or termination pay or obligation to (or amend any existing arrangement with) any Company Employee, director, executive officer or independent contractor of the Company or change the benefits payable under any existing severance or termination pay policies with any Company Employee, director, executive officer or independent contractor of the Company;

(q)except as set forth in the Company Disclosure Letter, make any bonus or profit sharing distribution or similar payment of any kind;

(r)grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any Company Employees except as may be required by a Contract listed in the Company Disclosure Letter;

(s)except as required by Law: (i) adopt, enter into or amend any Employee Plan (other than entering into an employment agreement in the Ordinary Course with a new Company Employee who was not employed by the Company or a Subsidiary on the date of this Agreement); (ii) unless accrued as of the date hereof as set forth in Section 4.1(2)(s) of the Company Disclosure Letter, pay any benefit to any director or officer of the Company or any of its Subsidiaries or to any Company Employee that is not required under the terms of any Employee Plan in effect on the date of this Agreement (and for greater certainty, such amounts may be paid prior to or immediately after the Effective Time); (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of the Company or any of its Subsidiaries or to any Company Employee; (iv) make any material determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

(t)amend or modify or terminate or waive any right under any Material Contract of the Company or any Subsidiary or enter into any contract or agreement that would be a Material Contract of the Company or a Subsidiary if in effect on the date of this Agreement, or enter into or amend any contract with the Company Principal Customers;

(u)enter into any Contract with a Person (other than a wholly-owned Subsidiary of the Company) with which it does not deal at “arm’s length” within the meaning of the Tax Act

(v)cancel, waive, release, assign, settle or compromise any material claims or rights;

(w)commence, waive, release, assign, settle, compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of the Company or any of its Subsidiaries in excess of an aggregate amount of US$200,000 other than amounts or liabilities disclosed in the Company Filings which are resolved for an amount equal to or less than the amount disclosed, or which could reasonably be expected to impede, prevent or delay the consummation of the transaction contemplated by this Agreement;

(x)waive, release, surrender, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material Authorization, right to use, lease, contract, production sharing agreement, Intellectual Property, or other material document;

(y)abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations;

(z)amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(aa)enter into or amend any Contract with any broker, finder or investment banker;

(bb)take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company or the Purchaser to consummate the Arrangement or the transactions contemplated by this Agreement; or

(cc)authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)If, on or after the date of this Agreement, the Company declares or pays any dividend or other distribution on the Company Shares prior to the Effective Time, the Consideration per Company Share shall be reduced by a number of Parent Shares equal to the amount of such dividends or distributions as of the record date thereof.

Section 4.2Company Covenants Regarding the Arrangement.

(1)The Company shall perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by the Company or any of its Subsidiaries under this Agreement, cooperate with the Parent and the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)carry out in accordance with and subject to the terms of this Agreement, the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(b)use all commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary or advisable to be obtained under the Material Contracts in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Parent and the Purchaser, and without paying, and without committing itself or the Parent and the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Parent and the Purchaser;

(c)use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(d)use all commercially reasonable efforts to, on prior written approval of the Parent and the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(e)not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement;

(f)as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for any Regulatory Approvals and use reasonable commercial efforts to obtain and maintain all Regulatory Approvals;

(g)use reasonable commercial efforts to retain all current Employees that are necessary for the conduct of the Company’s business prior to the Effective Date;

(h)cooperate with the Parent and the Purchaser in connection with obtaining any Regulatory Approvals including providing the Parent and the Purchaser with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity; and

(i)assist in obtaining the resignations and releases (in a form satisfactory to the Parent and the Purchaser, acting reasonably) of each member of the Company Board and each member of the board of directors of the Company’s Subsidiaries, and causing them to be replaced by Persons nominated by the Parent and the Purchaser effective as of the Effective Time.

(2)The Company shall promptly notify the Parent and the Purchaser in writing of:

(a)(i) any Material Adverse Effect with respect to the Company or (ii) any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect with respect to the Company;

(b)any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(c)any notice or other communication from any material supplier, customer or other third party to the effect that such supplier, customer or third party is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(d)any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser);

(e)resignation of any of its, or any of the Company Entities’, senior management employees; or

(f)any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, its Subsidiaries or their respective assets or properties.

(3)Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall deliver to the Parent and the Purchaser (i) internal monthly interim consolidated financial statements for each calendar month of the Company, no later than the thirtieth (30th) day after the end of each month, (ii) an aged summary of trade accounts receivable and an aged summary of trade accounts payable of the Company, no later than the twentieth (20th) day after the end of each such month, and (iii) weekly reports (at the close of business on Friday of each week) on the borrowing base certificate most recently provided to the Company’s senior lender.

(4)The Company shall keep the Parent and the Purchaser informed of any material events, discussions, notices or changes with respect to any Tax or regulatory investigation or any other investigation by a Governmental or Arbitral Entity or action involving the Company or any of its Subsidiaries (other than ordinary course communications which could not reasonably be expected to be material to the Company). The Company will consider in good faith any requests by the Parent or the Purchaser that the Company or its Subsidiaries take any action regarding Tax filing matters, including the filing of notices of appeal and other actions in respect of notices of assessment from the Canada Revenue Agency (provided that, for greater certainty, the Company shall be obligated pursuant to Section 4.1(3) not to take any action regarding such matters without the consent of the Parent and the Purchaser). The Parent or the Purchaser may request that the Company take or cause its Subsidiaries to take any action referred to in Section 4.1(3) where such action is necessary to preserve the Company or relevant Subsidiary’s rights (including, without limitation, due to the potential expiry of any limitation or statute-barring period). The Company may only refuse such requests where, acting reasonably (and providing evidence of the same to the Parent and the Purchaser) such actions would be illegal or harm the Company.

(5)The Company will, in all material respects, subject to applicable law, conduct itself so as to keep the Parent and the Purchaser fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business.

(6)The Company shall not incur aggregate Transaction Costs in excess of C$2,000,000, and the payment of all such Transaction Costs at or prior to the Effective Time shall be in full satisfaction of all present and future obligations owed to the recipients thereof in connection with the transactions contemplated by this Agreement and, in the case of payment of fees and expenses of financial advisors, shall be conditioned upon receipt of fee acknowledgement and release letters from such financial advisors, and such releases shall remain valid, in force and binding on the relevant financial advisors as of the Effective Time.

(7)Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended to allow the Parent and the Purchaser to exercise material influence over the operations of the Company prior to the Effective Time.

Section 4.3Parent and Purchaser Covenants Regarding Conduct of Business and regarding the Arrangement.

(1)Each of the Parent and the Purchaser shall perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by each of the Parent and the Purchaser or any of their respective Subsidiaries under this Agreement, cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, each of the Parent and the Purchaser shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)carry out in accordance with and subject to the terms of this Agreement, the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(b)use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from each of the Parent and the Purchaser relating to the Arrangement;

(c)use its reasonable commercial efforts to cause listing and posting for trading on NASDAQ of the Consideration Shares and otherwise comply with NASDAQ requirements relevant to this Agreement;

(d)use all commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(e)as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for any Regulatory Approvals and use reasonable commercial efforts to obtain and maintain all Regulatory Approvals;

(f)cooperate with the Company in connection with obtaining any Regulatory Approvals including providing the Company with copies of all notices and information or other correspondence supplied to, filed with or received from any

Governmental Entity (provided that, notwithstanding anything to the contrary set forth in this Agreement, each of the Parent and the Purchaser is under no obligation to take any steps or actions that would, in its respective sole discretion, affect the Parent’s or Purchaser’s right to own, use or exploit its business, operations or assets or those of the Company); and

(g)subject to Section 4.3(1)(f), not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)Each of the Parent and the Purchaser shall promptly notify the Company of:

(a)any Material Adverse Effect with respect to the Parent and the Purchaser or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect with respect to the Parent and the Purchaser;

(b)any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(c)any notice or other communication from any Governmental Entity in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Company); and

(d)any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Parent and the Purchaser relating to this Agreement or the Arrangement.

Section 4.4Access to Information; Confidentiality

(1)From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with Laws and the terms of any existing Contracts upon reasonable notice, the Company shall, and shall cause its representatives to, afford to the Purchaser and the Parent and to representatives of the Purchaser and the Parent, such access as the Purchaser or the Parent may reasonably require at all reasonable times during normal business hours, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the Purchaser and the Parent with all data and information as the Purchaser or the Parent reasonably request.

(2)From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with Laws and the terms of any existing Contracts upon reasonable notice, each of the Parent and the Purchaser shall, and shall cause their representatives to, afford to the Company and to representatives of the Company, such access as the Company may reasonably require at all reasonable times during normal business hours to the senior management of the

Parent, and shall furnish the Company with such financial information regarding the Parent or the Purchaser as the Company may reasonably request.

(3)Investigations made by or on behalf of the Parent, the Purchaser or the Company, whether under this Section 4.4 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other in this Agreement.

(4)Each of the Parties acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 4.4(1) above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement; provided that to the extent any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 4.5Pre-Acquisition Reorganization

(1)Subject to Section 4.5(2), the Company agrees that, upon request of the Parent and the Purchaser, the Company shall (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with the Parent and the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(2)The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.5(1) unless such Pre-Acquisition Reorganization:

(a)can be completed prior to the Effective Date, and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company in any material manner;

(b)is not prejudicial to the Company or to the Company Securityholders in any material respect; and

(c)does not impair the ability of the Company to consummate, and will not materially delay the consummation of, the Arrangement.

Furthermore, such Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of the Company under this Agreement has been breached.

(3)The Parent and the Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, the Company, the Parent and the Purchaser shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date (but after the Parent and Purchaser have waived or confirmed that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied).

(4)The Parent and the Purchaser agree that they will be responsible for all costs and expenses (including any reasonable professional fees and expenses) associated with any Pre-Acquisition Reorganization to be carried out at their request and shall indemnify and save harmless the Company and its affiliates from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization if after participating in any Pre-Acquisition Reorganization the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of this Agreement.

Section 4.6Notice and Cure Provisions

(1)Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)The Parent and the Purchaser may not elect to exercise their right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 15 Business Days following receipt of such Termination Notice by Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting, to the earlier of (a) 10 Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.7Public Communications

The Parties shall cooperate in the preparation of presentations, if any, to the Company Securityholders regarding the Arrangement. No party hereto shall issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed), and no party hereto may make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed); provided that any party hereto that, in the opinion of its outside legal counsel, is required to make disclosure by Law may make such disclosure provided it shall use its best efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The party hereto making such disclosure shall give reasonable consideration to any comments made by the other Parties or their counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

Section 4.8Insurance and Indemnification

(1)Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favorable in the aggregate than the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Parent and the Purchaser will, or will cause the Company to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that neither the Parent nor the Purchaser will be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 200% of the Company’s current annual aggregate premium for policies currently maintained by the Company.

(2)The Purchaser shall cause the Company to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they are (i) included in the Constating Documents of the Company or any of its Subsidiaries, or (ii) disclosed in Section 3.1(25) [Collateral Benefits] of the Company Disclosure Letter, and acknowledges that such rights under both (i) and (ii) shall survive the completion of the Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3)If the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.8.

Section 4.9TSX-V De-listing

Subject to Laws, the Parent, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Company Shares to be de-listed from the TSX-V with effect immediately following the acquisition by Purchaser of the Company Shares pursuant to the Arrangement.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1Company Non-Solicitation

(1)Except as expressly provided in this Article 5, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Company or of any of its Subsidiaries (collectively “Company Representatives”), or otherwise, and shall not permit any such Person to:

(a)solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding, other than a confidentiality agreement permitted by and in accordance with Section 5.3) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal for the Company;

(b)enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Parent, the Purchaser and their respective Affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal for the Company, it being acknowledged and agreed that the Company may communicate with any Person for purposes of advising such Person of the restrictions in this Agreement or advising such Person that their Acquisition Proposal does not constitute a Superior Proposal or is not reasonably expected to constitute or lead to a Superior Proposal;

(c)make a Company Change in Recommendation;

(d)accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for the Company (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for the Company for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1(1) provided the Company Board has rejected such Acquisition Proposal and reaffirmed the Company Board Recommendation before the end of such five Business Day period (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting)); or

(e)accept or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal for the Company.

(2)The Company shall, and shall cause its Subsidiaries and the Company Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Parent, the Purchaser and their respective Affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal for the Company, and in connection therewith the Company shall:

(a)immediately discontinue access to and disclosure of all information, including the Company Data Room and any other data room, and any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries; and

(b)promptly request, and exercise all rights it has to require: (i) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any Person other than the Parent or the Purchaser, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)The Company represents and warrants that the Company has not waived any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party, and further covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party, and (ii) neither the Company, nor any Subsidiary, nor any of the Company Representatives have or will, without the prior written consent of the Parent and the Purchaser (which may be withheld or delayed in the Parent’s or the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company or any of its Subsidiaries under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party (it being acknowledged by the Parent and the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as the result of entering into of this Agreement will not constitute a breach of this Section 5.1(3)).

Section 5.2Notification of Acquisition Proposals

If the Company or any of its Subsidiaries or any of the Company Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal for the Company, or any request for copies of, access to, or disclosure of, confidential information relating to the

Company or any Subsidiary in connection with an Acquisition Proposal for the Company, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company shall promptly notify the Parent and the Purchaser, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such Acquisition Proposal for the Company, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal for the Company, inquiry, proposal, offer or request, and shall provide the Parent and the Purchaser with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Persons. The Company shall keep the Parent and the Purchaser fully informed on a current basis of the status of developments and (to the extent permitted by Section 5.3) negotiations with respect to such Acquisition Proposal for the Company, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal for the Company, inquiry, proposal, offer or request and shall provide to the Parent and the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to the Company by or on behalf of any Person making any such Acquisition Proposal for the Company, inquiry, proposal, offer or request.

Section 5.3Responding to an Acquisition Proposal for the Company

Notwithstanding Section 5.1, if at any time prior to obtaining the Required Approval of the Arrangement Resolution, the Company receives a written Acquisition Proposal for the Company, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal for the Company, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(1)the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal for the Company constitutes or would reasonably be expected to constitute a Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(2)such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries;

(3)the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(4)prior to providing any such copies, access or disclosure to such Person, the Company enters into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with the Company) that contains a standstill provision that is no less onerous or more beneficial to such Person than that in the Confidentiality Agreement and is otherwise on terms that are no less favorable to the Company than those found in the Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Parent and the Purchaser (by posting such information to the Company Data Room or otherwise); and

(5)the Company promptly provides the Parent and the Purchaser with:

(a)two business days prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the Company Board has determined that failure to take such action would be inconsistent with its fiduciary duties; and

(b)prior to providing any such copies, access or disclosure to such Person, the Company provides the Parent and the Purchaser with a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(4).

Section 5.4Purchaser Right to Match

(1)If the Company receives an Acquisition Proposal for the Company that constitutes a Superior Proposal prior to receipt of the Required Approval of the Arrangement Resolution, the Company may, subject to compliance with Article 7 and Section 8.3, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)the Person making the Superior Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries;

(b)the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(c)the Company has delivered to the Parent and the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Company Board regarding the value and financial terms that the Company Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Company Superior Proposal Notice”);

(d)the Company has provided the Parent and the Purchaser a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(e)at least five (5) Business Days (the “Company Matching Period”) have elapsed from the date that is the later of the date on which the Parent and the Purchaser received the Company Superior Proposal Notice and the date on which the Parent and the Purchaser received all of the materials set forth in Section 5.4(1)(d);

(f)during any Company Matching Period, the Parent and the Purchaser have had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)after the Company Matching Period, the Company Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Parent and the Purchaser under Section 5.4(2)) and (ii) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure by the Company Board to recommend that the Company enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties;

(h)prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii); and

(i)prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Fee pursuant to Section 8.3.

(2)During the Company Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Company Board shall review any offer made by the Parent and the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal for the Company previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Parent and the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Parent and the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Parent and the Purchaser and the Company and the Parent and the Purchaser shall amend this Agreement to reflect such offer made by the Parent and the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)Each successive material amendment or modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Parent and the Purchaser shall be afforded a new five (5) Business Day Company Matching Period from the later of the date on which the Parent and the Purchaser received the Company Superior Proposal Notice and the date on which the Parent and the Purchaser received all of the materials set forth in Section 5.4(1)(d) from the Company.

(4)The Company Board shall promptly reaffirm the Company Board Recommendation by press release after any Acquisition Proposal for the Company which is not determined to be a Superior Proposal is publicly announced or publicly disclosed or the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Parent and the Purchaser and their outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Parent and the Purchaser and their counsel.

(5)If the Company provides a Company Superior Proposal Notice to the Parent and the Purchaser after a date that is less than ten (10) Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Company Meeting, as directed by the Parent and the Purchaser acting reasonably; provided, however, that the Company Meeting shall not be adjourned or postponed to a date later than five (5) Business Days prior to the Outside Date.

(6)Nothing in this Agreement shall prevent the Company Board from, subject to its obligations under Section 8.3, complying with section 2.17 of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal for the Company.

Section 5.5Breach by Representatives

Without limiting the generality of the foregoing, the Company shall advise the Company Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company or the Company Representatives is deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

CONDITIONS

Section 6.1Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order.

(2)Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company, the Parent or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company, the Parent or the Purchaser and/or its affiliates from consummating the Arrangement, and there shall be no judgment, decree, injunction, ruling, award, decision or order of any Governmental Entity prohibiting or enjoining the Company or the Purchaser from consummating the Arrangement.

(4)NASDAQ Notice. Any required notice to NASDAQ shall have been provided by the Parent with respect to the issuance of the Consideration Shares.

(5)TSX-V Approval. The conditional approval from TSX-V with respect to the Arrangement shall have been obtained by the Company.

(6)Regulatory Approvals. The Required Regulatory Approvals will have been obtained or concluded and not modified or, in the case of waiting or suspensory periods, expired or been terminated.

(7)Dissent Rights. Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding Company Shares.

(8)Securities Law Matters.

(a)The Parent Shares to be issued to the Company Securityholders in exchange for their Company Shares shall be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof, and such Parent Shares will not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and subject only to restrictions on transfers applicable solely as a result of a holder being, or within the 90 days prior to the Effective Date having been, an “affiliate” (as such term is define in Rule 405 under the U.S. Securities Act) of the Purchaser; provided, however, that the Company shall not be entitled to the benefit of the condition in this paragraph 6.1(4)(a) if the Company fails to advise the Court prior to the hearing for the Final Order that the Purchaser intends to rely on the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof based on the Court’s approval of the Arrangement.

(b)The distribution of the Parent Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 – Resale of Securities).

Section 6.2Additional Conditions Precedent to the Obligations of the Parent and the Purchaser

The Parent and the Purchaser are not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Parent and the Purchaser and may only be waived, in whole or in part, by the Parent and the Purchaser in their sole discretion:

(1)Representations and Warranties. (i) The representations and warranties of the Company set forth in Paragraphs  (1), (2), (3), (5), (6)(a), (7), (8) and (30) of Schedule C were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, (ii) the representations and warranties of the Company set forth in Paragraph (7) of Schedule C shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and (iii) all other representations and warranties of the Company were true and correct in all respects (and, for this purpose, any reference to “material”,  “Material”,  “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored) as of the date of this Agreement and as of the Effective Time, except (A), in the case of clause (i), (ii) and (iii), representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and (B) in the case of clause (iii), where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of the Company; and the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Parent and the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Parent and the Purchaser and dated the Effective Date.

(3)Key Employees. Each Key Employee Agreements remain in full force and effect and unamended.

(4)Key Consents. Each of the Key Consents has been given or obtained on terms acceptable to the Purchaser, acting reasonably.

(5)No Legal Action. There is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending in any jurisdiction to:

(a)cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Company Shares, including the right to vote the Company Shares;

(b)prohibit, restrict or impose terms or conditions on, the Arrangement, or the ownership or operation by the Parent and the Purchaser of the business or assets of the Parent, the Purchaser, the Company or their respective Subsidiaries, or compel the Parent or the Purchaser to dispose of or hold separate any of the business or assets of the Parent, the Purchaser, the Company or their respective Subsidiaries as a result of the Arrangement; or

(c)prevent or materially delay the consummation of the Arrangement, or if the Arrangement were to be consummated, have a Material Adverse Effect with respect to the Company or result in any material liability to the Parent or the Purchaser.

(6)Material Adverse Effect. There shall not have been or occurred a Material Adverse Effect with respect to the Company that has not been publically disclosed by the Company prior to the date of this Agreement.

Section 6.3Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)Representations and Warranties. (i) The representations and warranties of the Purchaser and the Parent set forth in Paragraphs (1), (2), (3) and (6)(a) of Schedule D were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, (ii) the representations and warranties of the Purchaser and the Parent set forth in Paragraph (7) of Schedule D shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and (iii) all other representations and warranties of the Purchaser and the Parent were true and correct in all respects (and, for this purpose, any reference to “material”,  “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored) as of the date of this Agreement and as of the Effective Time, except (A), in the case of clause (i), (ii) and (iii), representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date,, and (B) in the case of clause (iii), where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of the Parent; and the Parent has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Parent (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)Performance of Covenants. Each of the Parent and the Purchaser has fulfilled or complied in all material respects with each of the covenants of the Parent and the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Company, executed by two (2) senior officers of each of the Parent and the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)Material Adverse Effect. There shall not have been or occurred a Material Adverse Effect with respect to the Parent that has not been publically disclosed by the Parent prior to the date of this Agreement.

Section 6.4Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time. For greater certainty, and notwithstanding the terms of any escrow agreement entered into between the Purchaser and the Depositary, all funds and the Parent Shares held in escrow by the Depositary shall be deemed to be released from escrow at the Effective Time.

ARTICLE 7

TERM AND TERMINATION

Section 7.1Term

This Agreement shall be effective from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2Termination

(1)This Agreement may be terminated prior to the Effective Time by:

(a)the mutual written agreement of the Parties; or

(b)either the Company or the Purchaser if:

(i)the Arrangement Resolution is not approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure to obtain the approval of the Company Shareholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company, the Parent or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable; or

(iii)the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)the Company if:

(i)a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Representations and Warranties] or Section 6.3(2) [Purchaser Performance of Covenants] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.6(3); provided that any willful breach shall be deemed to be incurable and the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Company Representations and Warranties] or Section 6.2(2) [Company Performance of Covenants] not to be satisfied;

(ii)prior to receipt of the Required Approval of the Arrangement Resolution, the Company Board authorizes the Company to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.4(4)) with respect to a Company Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 8.3(2)(b); or

(iii)there has occurred a Material Adverse Effect with respect to the Parent that has not been publically disclosed by the Parent prior to the date of this Agreement;

(d)the Parent if:

(i)a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Representations and Warranties] or Section 6.2(2) [Company Performance of Covenants] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.6(3); provided that any willful breach shall be deemed to be incurable and the Parent is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Purchaser Representations and Warranties] or Section 6.3(2) [Purchaser Performance of Covenants] not to be satisfied;

(ii)(A) the Company Board or any committee of the Company Board (1) fails to unanimously recommend or withdraws, amends, modifies or qualifies the Company Board Recommendation, or publicly proposes or states its intention to do so, (2) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal for the Company or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for the Company for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if sooner), (3) accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 5.3(4)) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal for the Company, or (4) fails to publicly recommend or reaffirm the Company Board Recommendation within five Business Days after having been requested in writing by the Parent to do so (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting ) (each of the actions described in this clause (A), a “Company Change in Recommendation”), or (B) the Company breaches Article 5 in any material respect;

(iii)any event occurs as a result of which the condition set forth in Section 6.2(3) [Key Employees] is not capable of being satisfied by the Outside Date; or

(iv)there has occurred a Material Adverse Effect with respect to the Company that has not been publically disclosed by the Company prior to the date of this Agreement.

(2)The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.8 shall survive for a period of six (6) years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3, Section 8.3 through to and including Section 8.16, all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement, shall survive any such termination of this Agreement, and provided further that no Party shall be relieved of any liability for any willful breach by it of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1Company Nominee

(1)The Company Nominee, by virtue of the approval of the Plan of Arrangement, is irrevocably constituted and appointed the exclusive and lawful agent and attorney-in-fact for the Electing Company Securityholders with respect to matters under this Agreement and the Plan of Arrangement relating to the determination of the Company EBITDA.

(2)Without limiting the generality of the foregoing, the Company Nominee shall have full power and authority acting in each Electing Company Securityholder's name, place and stead, and on its behalf, to make all decisions and take all actions relating the determination of the Company EBITDA and preparation and delivery of the Notice of Dispute. The Company Nominee may take all other actions which are reasonably incidental to these powers.

(3)All decisions, actions, notices, consents or instructions taken or given by the Company Nominee pursuant to this Agreement shall be final, binding and conclusive upon all Electing Company Securityholders and no Electing Company Securityholders shall have the right to object, dissent, protest or otherwise contest the same.

(4)The Parent and the Purchaser shall be entitled to deal only with the Company Nominee in respect of all matters under this Agreement and the Plan of Arrangement relating to the determination of the Company EBITDA. The Parent and the Purchaser shall be entitled to rely upon any decision, action, notice, consent or instruction provided to Purchaser and/or the Parent, as the case may be, by the Company Nominee acting within the scope of its authority.

(5)The Company Nominee shall be entitled to engage such counsel, experts and other agents and consultants as the Company Nominee shall deem necessary in connection with exercising its duties and performing its functions hereunder and (in the absence of bad faith on the part of the Company Nominee) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Company Nominee shall have no liability to any of the Electing Company Securityholders for any actions taken by it in good faith in its capacity as the Company Nominee (and any action done or omitted pursuant to advice of counsel, expert or other agent or consultant shall be conclusive evidence of such good faith).

Section 8.2Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(1)change the time for performance of any of the obligations or acts of the Parties;

(2)modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(3)modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(4)modify any mutual conditions contained in this Agreement.

Section 8.3Termination Fees

(1)For the purposes of this Agreement,

(a)“Termination Fee” means US$2,900,000;

(b)“Termination Fee Event” means the termination of this Agreement:

(i)by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Material Breach of Non-Solicit]  ;

(ii)by the Company, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];

(iii)by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Company Shareholders to Approve] or Section 7.2(1)(b)(iii) [Occurrence of Outside Date] or by the Purchaser pursuant to Section 7.2(1)(d)(i) [Company Breach of Representation or Warranty or Failure to Perform], if:

(A)prior to such termination, an Acquisition Proposal for the Company is made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its Affiliates) or any Person (other than the Purchaser or any of its Affiliates) shall have publicly announced an intention to make an Acquisition Proposal for the Company; and

(B)within twelve (12) months following the date of such termination, (x) an Acquisition Proposal for the Company (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated or effected, or (y) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of such Acquisition Proposal for the Company (whether or not such

Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within twelve (12) months after such termination)

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 shall be deemed to be references to “50% or more”.

(2)The Termination Fee shall be paid by the Company to the Parent (or as the Parent may direct by notice in writing) as follows, by wire transfer of immediately available funds, if a Termination Fee Event occurs due to:

(a)a termination of this Agreement described in Section 8.3(1)(b)(i), within two (2) Business Days of the occurrence of such Termination Fee Event;

(b)a termination of this Agreement described in Section 8.3(1)(b)(ii), prior to or simultaneously with the occurrence of such Termination Fee Event; and

(c)a termination of this Agreement described in Section 8.3(1)(b)(iii), upon the consummation/closing of the Acquisition Proposal for the Company referred to therein.

(3)The Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, neither the Purchaser nor the Parent would enter into this Agreement, and that the amounts set out in this Section 8.3 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages, and out-of-pocket expenditures, which the Purchaser and/or the Parent will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. The Company agrees that the payment of the Termination Fee pursuant to this Section 8.3 is in addition to any damages or other payment or remedy to which the Purchaser and/or the Parent may be entitled under Section 8.7.

Section 8.4Expenses

(1)Subject to Section 8.4(1), except as expressly otherwise provided in this Agreement, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)If this Agreement is terminated by the Company or the Parent pursuant to Section 7.2(1)(b)(i) [Failure of Company Shareholders to Approve] or by the Parent pursuant to Section 7.2(1)(d)(i) [Company Breach of Representation or Warranty or Failure to Perform] or Section 7.2(1)(d)(iv) [Company Material Adverse Effect] then the

Company will, upon the provision of reasonable documentary evidence of disbursement by the Parent and/or the Purchaser, within five (5) Business Days of such termination, pay to the Parent all reasonable out-of-pocket expenses (including fees and disbursements of counsel and fees of financial advisors) incurred by the Parent and/or the Purchaser in relation to this Agreement and the Arrangement by wire transfer of immediately available funds (the “Expense Reimbursement”).

(3)In the event that, subsequent to the Company making an Expense Reimbursement payment, the Company is obligated to pay the Termination Fee to the Parent pursuant to Section 8.3(2)(c), the amount of the Expense Reimbursement payment shall be offset to reduce the amount of the Termination Fee otherwise payable by the Company to the Parent on a dollar-for-dollar basis.

(4)If this Agreement is terminated by the Company pursuant to Section 7.2(1)(c)(i) [Parent Breach of Representation or Warranty or Failure to Perform] or Section 7.2(1)(c)(iii) [Parent Material Adverse Effect] then the Parent will, upon the provision of reasonable documentary evidence of disbursement by the Company, within five (5) Business Days of such termination, pay to the Company all reasonable out-of-pocket expenses (including fees and disbursements of counsel and fees of financial advisors) incurred by the Company in relation to this Agreement and the Arrangement by wire transfer of immediately available funds.

Section 8.5Notices.

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a)to the Purchaser and/or the Parent at:

Daseke, Inc.

15455 Dallas Parkway Suite 440

Addison, TX 75001

Attention:        Soumit Roy
Email:             soumit@daseke.com

with copies to:

Miller Thomson LLP

40 King Street West

Toronto, Ontario, Canada

M5H 3S1

Attention:         Pierre Soulard

Email:              psoulard@millerthomson.com

and

Vinson & Elkins LLP

2001 Ross Avenue, Suite 3700

Dallas, TX 75201-2975

Attention:         Alan J. Bogdanow and Thomas Laughlin

Email:              abogdanow@velaw.com; tlaughlin@velaw.com

(b)to the Company, 1277 and/or Rodan at:

Aveda Transportation and Energy Services Inc.

Suite 300, 435-4th Avenue SW
Calgary, AB T2P 3A8

Attention:         Bharat Mahajan

Email:              bharat.mahajan@avedaenergy.com

with a copy to:

Burstall Winger Zammit LLP
Suite 1600 Dome Tower
333 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention:         Adrian Harvey

Email:              harvey@burstall.com

(c)to the Company Nominee at:

2111943 Alberta Ltd.

Suite 1600 Dome Tower
333 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention:         David Werklund

Fax:                 403-231-6549

with a copy to:

Burstall Winger Zammit LLP
Suite 1600 Dome Tower
333 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention:         Adrian Harvey

Email:              harvey@burstall.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A party hereto may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

Section 8.6Time of the Essence.

Time is of the essence in this Agreement.

Section 8.7Injunctive Relief.

The parties hereto agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the parties hereto may be entitled at law or in equity.

Section 8.8No Third Party Beneficiaries.

The parties hereto intend that this Agreement will not benefit or create any right or cause of action in favour of, any Person, other than the parties hereto. No Person, other than the parties to this Agreement, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

Section 8.9Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party hereto to be bound by the waiver. A failure or delay of a party hereto in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party hereto from any other or further exercise of that right or the exercise of any other right.

Section 8.10Entire Agreement.

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto; provided that to the extent any provisions of the Confidentiality Agreement conflict with the terms of this Agreement, the terms of this Agreement shall prevail. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties hereto in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The parties hereto have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.11Successors and Assigns.

(1)This Agreement becomes effective only when executed by the Company, the Parent and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Parent, the Purchaser and their respective successors and permitted assigns.

(2)Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party hereto without the prior written consent of the other parties hereto.

Section 8.12Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.13Governing Law.

(1)This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(2)Each party hereto irrevocably attorns and submits to the non-exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.14Rules of Construction.

The parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.15No Liability.

No director or officer of the Parent or the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Parent or the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Parent or the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.16Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties hereto shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties hereto.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Arrangement Agreement.

DASEKE, INC.
By:	/s/ Don Daseke
Authorized Signing Officer

DASEKE COMPANIES, INC.
By:	/s/ Don Daseke
Authorized Signing Officer

AVEDA TRANSPORTATION AND ENERGY SERVICES INC.
By:	/s/ David Werklund
David Werklund, Executive Chairman

1277119 ALBERTA LTD.
By:	/s/ David Werklund
David Werklund, Director

RODAN TRANSPORT (U.S.A.) LTD.
By:	/s/ David Werklund
David Werklund, Director

2111943 ALBERTA LTD.
By:	/s/ David Werklund
Authorized Signing Officer

SCHEDULE A

PLAN OF ARRANGEMENT

(please see attached)

PLAN OF ARRANGEMENT

UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1Definitions.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“1277” means 1277119 Alberta Ltd.

“1277 Shares” means common shares in the capital of 1277.

“ABCA” means the Business Corporations Act, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“Amalco” means the corporation to be formed pursuant to the Amalgamation.

“Amalco Shares” means the common shares in the capital of Amalco.

“Amalgamation” has the meaning ascribed thereto in Section 3.3(d).

“Applicable Federal Rate” means the interest rate provided for under Section 1274 (d) of the Internal Revenue Code of 1986 as of the Effective Date.

“Arrangement” means the arrangement under Section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company, the Parent and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of April 13, 2018 between the Parent, the Purchaser, the Company, 1277, Rodan and the Company Nominee including all schedules annexed thereto, as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution of the Company Shareholders approving this Plan of Arrangement, which is to be considered at the Company Meeting.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by section 193(10) of the ABCA to be sent to the Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company, the Parent and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta.

“Cash Consideration” means C$0.90 for each Common Share or Exchange Share, as the case may be.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement.

“Common Shares” means the common shares in the capital of the Company or, following the Amalgamation, means Amalco Shares.

“Company” means Aveda Transportation and Energy Services Inc. or, following the Amalgamation, means Amalco.

“Company Compensation Option Certificates” means, collectively, the certificates representing compensation options to purchase an aggregate of 911,089 Common Shares dated as of February 22, 2017, respectively.

“Company Compensation Options” means the outstanding compensation options of the Company to purchase Common Shares pursuant to the Company Compensation Option Certificates.

“Company Compensation Optionholders” means the holders of Company Compensation Options.

“Company DSU Holders” means the holders of Company DSUs.

“Company DSUs” means the outstanding deferred share units issued by the Company pursuant to the Deferred Share Unit Plan.

“Company EBITDA” has the meaning ascribed thereto in the Arrangement Agreement.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the management information circular of the Company and agreed to in writing by the Purchaser and the Parent.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Company Stock Option Plan.

“Company Optionholders” means the holders of Company Options.

“Company Nominee” means 2111943 Alberta Ltd.

“Company Note” has the meaning ascribed thereto in Section 3.3(i).

“Company RSUs” means the outstanding restricted share units issued by the Company pursuant to the Restricted Share Unit Plan.

“Company RSU Holders” means the holders of Company RSUs.

“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders, the Company RSU Holders, the Company DSU Holders and the Company Compensation Optionholders.

“Company Shareholders” means the registered holders of the Common Shares, as shown on the share register of the Company at the applicable time, and “Company Shareholder” means any one of them.

“Consideration” means the consideration to be received by the Electing Company Securityholders pursuant to this Plan of Arrangement consisting of, for each Common Share or Exchange Share, as the case may be, (a) the Initial Consideration and (b) the Contingent Consideration;

“Contingent Consideration” has the meaning ascribed thereto in the Arrangement Agreement.

“Court” means the Court of Queen’s Bench of Alberta.

“Deferred Share Unit Plan” means the Company’s deferred share unit plan in place for its directors and directors of its Subsidiaries adopted as of August 27, 2015, as amended.

“Depositary” means Computershare Investor Services Inc.

“Dissent Rights” has the meaning ascribed thereto in Section 4.1.

“Dissenting Shareholder” means a registered Company Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights before the Effective Date, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Dissenting Shares” has the meaning ascribed thereto in Section 4.1.

“EBITDA Period” means June 1, 2018 to May 31, 2019, inclusive, or, if the Parties agree in writing, July 1, 2018 to June 30, 2019.

“Effective Date” means the date shown on the Certificate of Arrangement upon which the Plan of Arrangement becomes effective in accordance with the ABCA.

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Electing Company Securityholders” means Company Securityholders other than Dissenting Shareholders.

“Election Deadline” has the meaning ascribed thereto in Section 5.1(d).

“Exchange Shares” has the meaning ascribed thereto in Section 3.3(g).

“Final EBITDA Statement” has the meaning ascribed thereto in the Arrangement Agreement.

“Final Order” means the final order of the Court pursuant to section 193(9) of the ABCA in a form acceptable to the Company, the Parent and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Company, the Parent and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Company, the Parent and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Initial Consideration” means the consideration to be received by the Electing Company Securityholders on the Effective Date pursuant to this Plan of Arrangement consisting of, for each Common Share or Exchange Share, as the case may be, at the election of the holder thereof, the Cash Consideration or the Share Consideration or a combination thereof on the basis set out in this Plan of Arrangement;

“Interim Order” means the interim order of the Court in a form acceptable to the Company, the Parent and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company, the Parent and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) to be delivered by the Company to Company Securityholders in connection with the Arrangement providing for, among other things, the Company Securityholder’s election with respect to the Initial Consideration.

“Notice of Dispute” has the meaning ascribed thereto in the Arrangement Agreement.

“Parent” means Daseke, Inc.

“Parent Shares” means the common shares in the capital stock of the Parent.

“Parties” means the Company, the Parent and the Purchaser and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under section 193 of the ABCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company, the Parent and the Purchaser, each acting reasonably.

“Purchaser” means Daseke Companies, Inc.

“Purchaser Note” has the meaning ascribed thereto in Section 3.3(f).

“Registrar” means the Registrar of Corporations or the Deputy Registrar of Corporations for the Province of Alberta duly appointed under section 263 of the ABCA.

“Rodan” means Rodan Transport (U.S.A.) Ltd.

“Rodan Loan” has the meaning ascribed thereto in Section 3.3(a).

“Rodan Note 1” means the intercompany debt under which approximately US$26,612,199 is currently outstanding.

“Rodan Note 2” means the intercompany debt under which approximately US$23,600,412 is currently outstanding.

“Rodan Shares” means common shares in the capital of Rodan.

“Seventy Seven” means Seventy Seven Operating LLC.

“Seventy Seven Loan” means the loan pursuant to a Junior Secured Fixed Rate Note issued by Rodan to Seventy Seven dated June 15, 2015.

“Share Consideration” means 0.0751 Parent Shares for each one Common Share or Exchange Share, as the case may be.

“Stock Option Plan” means the stock option plan of the Company dated October 14, 2010.

“Restricted Share Unit Plan” means the Company’s Restricted Share Unit Plan in place for its employees adopted as of August 27, 2015, as amended.

“Tax Act” means the Income Tax Act (Canada).

1.2Certain Rules of Interpretation.

In this Plan of Arrangement, unless otherwise specified:

(1)Affiliates and Subsidiaries. A Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (a) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; or (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

(2)Time. Time is of the essence in this Plan of Arrangement. All times expressed herein or in any Letter of Transmittal and Election Form are local time in Calgary, Alberta, unless otherwise stipulated herein or therein.

(3)Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(4)Currency. All references to dollars or to $ are references to Canadian dollars and all references to U.S.$ are references to U.S. dollars.

(5)Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(6)Certain Phrases, etc. The words (i) “including”,  “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”,  “the total of”,  “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise,  “Article”,  “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(7)Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(8)Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.  If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(9)Time References. References to time are to local time, Calgary, Alberta.

ARTICLE 2

COMPANY NOMINEE

2.1Company Nominee

(a)The Company Nominee, by virtue of the approval of this Plan of Arrangement, is irrevocably constituted and appointed the exclusive and lawful agent and attorney-in-fact for the Electing Company Securityholders with respect to matters under this Plan of Arrangement and the Arrangement Agreement relating to the determination of the Company EBITDA.

(b)Without limiting the generality of the foregoing, the Company Nominee shall have full power and authority acting in each Electing Company Securityholder's name, place and stead, and on its behalf, to make all decisions and take all actions relating to the determination of the Company EBITDA and preparation and delivery of the Notice of Dispute. The Company Nominee may take all other actions which are reasonably incidental to these powers.

(c)All decisions, actions, notices, consents or instructions taken or given by the Company Nominee pursuant to this Plan of Arrangement shall be final, binding and conclusive upon all Electing Company Securityholders and no Electing Company Securityholders shall have the right to object, dissent, protest or otherwise contest the same.

(d)The Parent and the Purchaser shall be entitled to deal only with the Company Nominee in respect of all matters under this Plan of Arrangement and the Arrangement Agreement relating to the determination of the Company EBITDA. The Parent and the Purchaser shall be entitled to rely upon any decision, action, notice, consent or instruction provided to Purchaser and/or the Parent, as the case may be, by the Company Nominee acting within the scope of its authority.

(e)The Company Nominee shall be entitled to engage such counsel, experts and other agents and consultants as the Company Nominee shall deem necessary in connection with exercising its duties and performing its functions under this Plan of Arrangement and the Arrangement Agreement and (in the absence of bad faith on the part of the Company Nominee) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Company Nominee shall have no liability to any of the Electing Company Securityholders for any actions taken by it in good faith in its capacity as the Company Nominee (and any action done or omitted pursuant to advice of counsel, expert or other agent or consultant shall be conclusive evidence of such good faith).

ARTICLE 3

THE ARRANGEMENT

3.1Arrangement Agreement.

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

3.2Binding Effect.

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Parent, the Purchaser, the Company, Rodan, the Company Nominee, all holders and beneficial owners of Common Shares (including Dissenting Shareholders), Company Optionholders, Company Compensation Optionholders, the Company DSU Holders and the Company RSU Holders, the registrar and transfer agent of the Company, the Depositary and all other Persons, at and after the Effective Time without any further act or formality required on the part of any Person.  The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 3.3 has become effective in the sequence and at the times set out therein.

3.3Arrangement.

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially in the order set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)the Purchaser shall provide a loan to Rodan in the amount of US$23,760,000 plus accrued and unpaid interest at such time (the “Rodan Loan”) pursuant to a U.S. dollar denominated demand promissory note bearing interest at the Applicable Federal Rate issued to the Purchaser by Rodan, and the Purchaser shall deliver the full amount of the Rodan Loan on behalf of Rodan directly to Seventy Seven in satisfaction of Rodan’s obligations under the Seventy Seven Loan;

(b)each of the following steps shall occur simultaneously:

(i)each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company (free and clear of any Liens) in exchange for, in respect of each Common Share subject to such Company Option, such fraction of a Common Share (the “Option Exchange Shares”) equal to the amount (if any) by which the Cash Consideration exceeds the exercise price of each such Company Option divided by the amount of the Cash Consideration, less amounts withheld and remitted in accordance with Section 5.6, and each such Company Option shall immediately be cancelled and, for greater certainty, where the amount of the Cash Consideration is less than or equal to the exercise price for such Company Option, such Company Option shall be cancelled without any consideration, and none of the Company, the Purchaser or the Parent shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(ii)(A) each Company DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the

Deferred Share Unit Plan shall, without any further action by or on behalf of a Company DSUs Holder, be deemed to be assigned and transferred by such holder to the Company in exchange for one (1) Common Share (the “DSU Exchange Shares”), less amounts withheld and remitted in accordance with Section 5.6, and (B) each such DSU shall immediately be cancelled;

(iii)(A) each Company RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Restricted Share Unit Plan shall, without any further action by or on behalf of a Company RSUs Holder, be deemed to be assigned and transferred by such holder to the Company in exchange for one (1) Common Share (the “RSU Exchange Shares”), less amounts withheld and remitted in accordance with Section 5.6, and (B) each such RSU shall immediately be cancelled; and

(iv)each Company Compensation Option outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of a Company Compensation Optionholder, be deemed to be assigned and transferred by such holder to the Company in exchange for, in respect of each Common Share subject to such Company Compensation Option, such fraction of Common Shares (the “Compensation Option Exchange Shares”) equal to (A) the amount (if any) by which the Cash Consideration exceeds the exercise price of each such Company Compensation Option divided by (B) the amount of the Cash Consideration, less amounts withheld and remitted in accordance with Section 5.6, and each such Company Compensation Option shall immediately be cancelled (and, for greater certainty, where the amount of the Cash Consideration is less than or equal to the exercise price for such Company Compensation Options, none of the Purchaser, the Parent or the Company shall be obligated to pay the holder of such Company Compensation Option any amount in respect of such Company Compensation Option);

(c)the stated capital of the 1277 Shares shall be reduced to $1.00 without repayment of capital in respect thereof;

(d)the Company and 1277 shall complete a vertical short form amalgamation (the “Amalgamation”) whereby:

(i)the Company and 1277 shall continue as one corporation under the name “Aveda Transportation and Energy Services, Inc.”;

(ii)all of the assets and liabilities of the Company and 1277 will become the assets and liabilities of Amalco;

(iii)the articles of amalgamation and authorized capital of Amalco on completion of the Amalgamation will be the same as the articles and authorized capital of the Company prior to completion of the Amalgamation;

(iv)all of the issued and outstanding 1277 Shares held by the Company will be cancelled without any repayment of capital in respect thereof;

(v)the stated capital of Amalco shall be the same as the stated capital of the Company;

(vi)all of the issued and outstanding common shares in the capital of the Company will become Amalco Shares on a one-for-one basis; and

(vii)no securities shall be issued by Amalco in connection with the Amalgamation;

(e)the balance owing under Rodan Note 1 (including accrued and unpaid interest, if any) and the balance owing under Rodan Note 2 (including accrued and unpaid interest, if any) shall contributed to Rodan;

(f)the Company shall sell all of the Rodan Shares held by it, being 100 Rodan Shares (which includes, without limitation, the Rodan Shares issued pursuant to Section 3.3(e)), in consideration for a Canadian dollar denominated demand promissory note (the “Purchaser Note”) bearing interest at the Applicable Federal Rate and issued by the Purchaser to the Company in such amount determined by the Purchaser and the Company, each acting reasonably;

(g)(i) each Common Share outstanding immediately prior to the Effective Time (other than any Dissenting Share) and each of the Option Exchange Shares, the DSU Exchange Shares, the RSU Exchange Shares and the Compensation Option Exchange Shares (collectively, the “Exchange Shares”), shall be transferred to, and acquired by the Purchaser, without any further act or formality on the part of the holder of such Common Share or the Purchaser, free and clear of all Liens and (ii) in exchange for each Common Share or Exchange Share, as the case may be, so transferred, the Parent shall issue the Cash Consideration or the Share Consideration or a combination of Cash Consideration or Share Consideration, in each case in accordance with the election or deemed election of Company Securityholders pursuant to Section 5.1;

(h)each Common Share outstanding immediately prior to the Effective Time held by a Dissenting Shareholder shall be deemed to have been transferred without any further act or formality, to the Purchaser, free and clear of any Liens, in consideration for a debt claim against the Purchaser in an amount and payable in accordance with Article 4, and:

(i)such Dissenting Shareholder will cease to be the holder of such Dissenting Shares and will cease to have any rights as holder of such Common Shares other than the right to be paid fair value for such Dissenting Shares as set out in Section 4.1(a);

(ii)such Dissenting Shareholder’s name will be removed as the registered holder of such Dissenting Shares from the registers of Common Shares maintained by or on behalf of the Company; and

(iii)the Purchaser will be deemed to be the transferee of such Dissenting Shares, free and clear of any Liens;

(i)the Company shall make a distribution in the aggregate amount of the Purchaser Note to the Purchaser, as the sole holder of Common Shares, as a return of capital and the stated capital of the Common Shares shall be correspondingly reduced by the amount of the Purchaser Note, and such distribution shall be satisfied by the issuance of a Canadian dollar denominated promissory note (the “Company Note”) to the Purchaser; and

(j)the amount owing under the Purchaser Note shall be applied to fully satisfy the amount owing under the Company Note.

3.4Potential Contingent Consideration Payment

(a)Promptly following delivery of the Final EBITDA Statement by the Purchaser to the Company Nominee pursuant to section 2.9 of the Arrangement Agreement, the Purchaser shall deposit with the Depositary the Contingent Consideration, provided, however, if the Contingent Consideration is an amount less than $500,000, the Purchaser shall not deposit any funds with the Depositary with respect to the Contingent Consideration and no amounts shall be payable with respect to the Contingent Consideration.

(b)Promptly following delivery of the Contingent Consideration by the Purchaser to the Depositary (if any), the Depositary shall deliver to the Electing Company Securityholders their pro rata share of the Contingent Consideration based on the aggregate number of Common Shares and Exchange Shares owned on the Effective Date, less any amounts withheld pursuant to Section 5.6.

Notwithstanding the foregoing, the Depositary shall not make such payment of the Contingent Consideration to a Company Securityholder until such Company Securityholder has, in accordance with Section 5.1, surrendered to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares and/or the Company Compensation Option Certificate, as applicable, that were transferred to the Purchaser pursuant to this Plan of Arrangement and a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as the Depositary may reasonably require.

3.5Rounding of Cash Consideration

In any case where the aggregate cash consideration payable to a particular Company Securityholders hereunder would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

3.6No Fractional Shares

In no event shall any Company Securityholder be entitled to a fractional Parent Share. Where the aggregate number of Parent Shares to be issued to a person as consideration under or as a result of this Arrangement would result in a fraction of a Parent Share being issuable, the number of Parent Shares to be received by such Company Securityholder shall be rounded down to the nearest whole Parent Share and no person will be entitled to any compensation in respect of a fractional Parent Share.

ARTICLE 4

RIGHTS OF DISSENT

4.1Rights of Dissent.

Pursuant to the Interim Order, registered holders of Common Shares may exercise dissent rights (“Dissent Rights”) under section 191 of the ABCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to their Common Shares in connection with the Arrangement, provided however that written objection to the Arrangement Resolution contemplated by subsection 191(5) of the ABCA must be received by the Company not later than 5:00 p.m. (Calgary time) on the Business Day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Registered holders of Common Shares who duly exercise their Dissent Rights with respect to their Common Shares (“Dissenting Shares”) shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 3.3(h), and if they:

(a)ultimately are entitled to be paid fair value for their Dissenting Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.3(h)), (ii) will be entitled to be paid by the Purchaser the fair value of such Dissenting Shares, which fair value, notwithstanding anything to the contrary contained in the ABCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissenting Shares; or

(b)ultimately are not entitled, for any reason, to be paid fair value for such Dissenting Shares shall be deemed to have participated in the Arrangement on the same basis as an Electing Securityholder;

but in no case will the Company be required to recognize such persons as holding Common Shares on or after the Effective Date.

4.2Recognition of Dissenting Shareholders.

(a)In no circumstances shall the Purchaser, the Parent, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)For greater certainty, in no case shall the Parent, the Purchaser, the Company or any other Person be required to recognize Dissenting Shareholders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.3(h), and the names of such Dissenting Shareholders shall be removed from the registers of holders of the Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.3(h) occurs.  In addition to any other restrictions under section 191 the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, Company Compensation Options, Company DSUs or Company RSUs; and (ii) Company Shareholders who have failed to exercise all the voting rights carried by the Common Shares held by such holders against the Arrangement Resolution.

ARTICLE 5

ARRANGEMENT MECHANICS

5.1Election

With respect to the transfer and assignment of securities effected pursuant to Section 3.3(g):

(a)each Company Securityholder (other than a Dissenting Shareholder) may elect to receive on the Effective Date, in respect of all of its Common Shares or Exchange Shares transferred, either the Cash Consideration or the Share Consideration or a combination of Cash Consideration or Share Consideration, subject to fractional adjustments as set forth in Section 3.5 and rounding as set forth in Section 3.6, as applicable;

(b)such election, as provided for in paragraph 5.1(a), shall be made by depositing with the Depositary, on or prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Company Securityholder’s election, together with, in the case of Electing Company Shareholders and Company Compensation Optionholders, any certificates representing its Common Shares or its Company Compensation Option Certificates, as the case may be;

(c)any Company Securityholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form on or prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 5.1 and the Letter of Transmittal and Election Form (including Company Shareholders who duly exercise Dissent Rights but are ultimately not entitled, for any reason, to be paid fair value for Common Shares in respect of which they have exercised Dissent Rights), shall be deemed to have elected to receive on the Effective Date, for each Common Share or Exchange Share, as the case may be, the Share Consideration;

(d)for the purpose only of effecting any election provided for in Section 5.1(a), Letters of Transmittal and Election Forms must be received by the Depositary on or before the date that is two (2) Business Days prior to the date of the Company Meeting (the “Election Deadline”), unless otherwise agreed in writing by the Parent, the Purchaser and the Company. The Company shall provide at least seven (7) Business Days’ notice of the Election Deadline to Company Securityholders by means of a news release disseminated over newswire services in Canada; and

(e)any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Company Securityholder.

5.2Transfer of Securities

(a)With respect to each holder of Company Options, Company Compensation Options, Company DSUs and Company RSUs outstanding immediately before the Effective Time that is subject to this Plan of Arrangement, as applicable, upon and at the time of the disposition of Company Options, Company Compensation Options, Company DSUs and Company RSUs effected pursuant to Section 3.3(b), as applicable:

(i)such holder of Company Options, Company Compensation Options, Company DSUs or Company RSUs shall cease to be a holder of Company Options, Company Compensation Options, Company DSUs or Company RSUs, as applicable, and the name of such holder of shall be removed from the register or account of holders of Company Options, Company Compensation Options, Company DSUs and Company RSUs, as applicable, maintained by or on behalf of Company; and

(ii)all agreements relating to such Company Options, Company Compensation Options, Company DSUs and Company RSUs and the Stock Option Plan, the Company Compensation Option Certificates, the Deferred Share Unit Plan and the Restricted Share Unit Plan shall be terminated and shall be of no further force and effect.

(b)With respect to the Company Securityholders (other than Dissenting Shareholders) immediately before the Effective Time, upon and at the time of the transfer of Common Shares and Exchange Shares effected pursuant to Section 3.3(g):

(i)each such Company Securityholder shall cease to be a Company Securityholder, and the name of each such Company Securityholders shall be removed from the register of the Company’s shareholders maintained by or on behalf of Company; and

(ii)the Purchaser, as the case may be, shall become the transferee (free and clear of all Liens) of the Common Shares and Exchange Shares transferred to the Purchaser by each such Company Securityholder and shall be added to the register of the Company’s shareholders maintained by or on behalf of Company.

5.3Depositary and Procedures

(a)At or before the Effective Time:

(i)the Parent shall deposit or cause to be deposited with the Depositary, for the benefit of the Company Securityholders entitled to receive cash pursuant to Section 3.3(g), the aggregate Cash Consideration; and

(ii)the Parent shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the Company Securityholders entitled to receive Parent Shares pursuant to Section 3.3(g) certificates representing, or other evidence regarding the issuance of, the aggregate Share Consideration.

(b)After the Effective Date, certificates formerly representing Common Shares (except for certificates representing Dissenting Shares) and Company Compensation Option Certificates which are held by Company Securityholders will represent only the right to receive the Consideration issuable therefor pursuant to Section 3.3 and Section 3.4 in accordance with the terms of this Plan of Arrangement.

(c)No dividends or other distributions declared or made after the Effective Date with respect to Parent Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Common Shares which, immediately prior to the Effective Date, represented outstanding Common Shares and will not be payable or paid until the surrender of certificates for Common Shares for exchange for the Consideration issuable therefor pursuant to Section 3.3 and Section 3.4 in accordance with the terms of this Plan of Arrangement.

(d)Upon delivery by a Company Securityholder (other than Dissenting Shareholders) of a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as the Depositary may reasonably require, as well as, in the case of Company Shareholders and Company Compensation Optionholders, surrender for cancellation of certificates representing its Common Shares or its Company Compensation Option Certificates, respectively, the Depositary shall deliver to the applicable Company Securityholder, as soon as practicable (i) a cheque (or other form of immediately available funds) representing the cash amount that such Company Securityholder is entitled to receive under the Arrangement and/or (ii) evidence of the issuance of the Parent Shares that such Common Securityholder is entitled to receive under the Arrangement, as the case may be, in each case less any amounts withheld pursuant to Section 5.6.

(e)Any certificate which immediately prior to the Effective Date represented outstanding Common Shares or Company Compensation Options and which has not been surrendered, with all other instruments required by this Article 5, on or prior to the fourth (4th) anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in the Company, the Parent, the Purchaser or the Depositary.

(f)No Company Securityholder shall be entitled to receive any consideration with respect to Common Shares, Company Options, Company Compensation Options, Company DSUs and Company RSUs other than any consideration to which such holder is entitled to receive in accordance with Section 3.3, this Section 5.3 and Section 3.4 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

5.4Lost Certificates.

In the event any certificate, which immediately before the Effective Time represented one or more outstanding Common Shares or Company Compensation Options that was exchanged pursuant to Section 3.3, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary (in the case of Common Shares) or the Company (in the case of Company Compensation Options) will issue and/or pay in exchange for such lost, stolen or destroyed certificate, the Consideration to which such Person is entitled in respect of the Common Shares or Compensation Option Exchange Shares represented by such lost, stolen, or destroyed certificate pursuant to Section 3.3 deliverable in accordance with such Person’s Letter of Transmittal and Election Form. When authorizing such issuances in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued will, as a condition precedent to the issuance thereof, give a bond satisfactory to the Parent, the Purchaser and the Depositary (acting reasonably) in such sum as the Parent may direct or otherwise indemnify the Parent, the Purchaser and the Company in a manner satisfactory to the Parent, the Purchaser and the Company, acting reasonably, against any claim that may be made against the Parent, the Purchaser and/or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5No Liens.

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.6Withholding Rights.

The Parent, the Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Article 4) such amounts as the Purchaser, the Parent, the Company or the Depositary, as applicable, determines, acting reasonably, are required or permitted to be deducted and withheld from such consideration under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent that consideration is so withheld, such consideration shall be treated for all purposes hereof as having been paid to the Company Securityholders in respect of which such deduction, withholding and/or remittance was made; provided that such consideration is actually remitted to the appropriate Governmental Entity. To the extent that the amount required to be deducted or withheld from any payment to an affected Company Securityholder exceeds the cash component, if any, of the Initial Consideration otherwise payable to such holder, the Parent, the Purchaser, the Company or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Initial Consideration or other amount otherwise payable to such affected Company Securityholder in the form of Parent Shares as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements. To the extent that the Initial Consideration is entirely in the form of Cash Consideration, any shortfall in the amount required to be deducted or withheld shall be forthwith paid by such affected Company Securityholder.

5.7Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Options, Company DSUs, Company RSUs and Company Compensation Options issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, the Parent, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Company Options, Company DSUs, Company RSUs and Company Compensation Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6

AMENDMENTS

6.1Amendments to Plan of Arrangement.

(a)The Company, the Parent and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company, the Parent and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Company Securityholders if and as required by the Court.

(b)Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, the Parent or the Purchaser at any time prior to the Company Meeting (provided that the Company, the Parent or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company, the Parent and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date without the approval of or communication to the Court or the Company Securityholders, if it is consented to by each of the Parent and the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Parent and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Common Shares.

ARTICLE 7

FURTHER ASSURANCES

7.1Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.The arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving Aveda Transportation and Energy Services Inc. (the “Company”) and Daseke Companies, Inc. (the “Purchaser”), pursuant to the arrangement agreement (the “Arrangement Agreement”) between the Purchaser and the Company dated April 13, 2018, all as more particularly described and set forth in the management information circular (the “Circular”) dated April , 2018 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with its terms) is hereby authorized, approved and adopted.

2.The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the “Plan of Arrangement”), the full text of which is set out as Appendix  to the Circular, is hereby authorized, approved and adopted.

3.The Arrangement Agreement and related transactions, the actions of the directors of the Company in approving the Arrangement Agreement, and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Company Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without notice to or approval of the Company Shareholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.Any officer or director of the Company be and is hereby authorized and directed for and on behalf of the Company to make an application to the Court for an order approving the Arrangement and to execute, whether under the corporate seal or otherwise, such documents and instruments as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents.

6.Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, whether under the corporate seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Company is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except for those Authorizations the absence of which do not result in and would not be reasonably expected to result in, individually or in the aggregate, any Material liability to the Company. Section 3.1(1) of the Company Disclosure Letter lists the date of formation of the Company, each state, province or other jurisdiction in which each Company is duly qualified to do business as a foreign corporation and the date of such qualification.

(2)Subsidiaries.

(a)The following information with respect to each Subsidiary of the Company is accurately set out in Section 3.1(2)(a) of the Company Disclosure Letter: (i) its name; (ii) the number, type and principal amount, as applicable, of its outstanding equity securities or other equity interests and a list of registered holders of capital stock or other equity interests; (iii) its jurisdiction of incorporation, organization or formation; (iv) its date of incorporation, organization or formation, and (v) each state, province or other jurisdiction in which such Subsidiary is duly qualified to do business as a foreign corporation or Person and the date of such qualification, and, other than as set out in Section 3.1(2)(a) of the Company Disclosure Letter, the Company has no Subsidiaries or owns any security or other ownership interest in any other Person.

(b)Each Subsidiary is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to result in any Material liability to the Company or any Subsidiary.

(c)Except as disclosed in Section 3.1(2)(c) of the Company Disclosure Letter, the Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of each of its Subsidiaries, free and clear of any Liens, all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Company in any Subsidiary and except as disclosed in Section 3.1(2)(c) of the Company Disclosure Letter, the Company does not own, beneficially or of record, any equity interests of any kind in any other Person.

(3)Corporate Authorization. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval by the Company Shareholders in the manner required by the Interim Order, Law and approval by the Court.

(4)Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(5)Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any of its Subsidiaries other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the applicable Securities Authorities and the TSX-V; (iv) the Arrangement Filings with the Registrar; and (v) notice under the Investment Canada Act.

(6)Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents or the organizational documents of any of its Subsidiaries;

(b)contravene, conflict with or result in a violation or breach of Law or Authorization;

(c)except as set out in Section 3.1(6)(c) of the Company Disclosure Letter, allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries are entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under: (i) any Contract, lease or other instrument, indenture, deed of trust, mortgage, bond or any Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound except as would not be reasonably expected to result in, individually or in the aggregate, any Material liability to the Company or any of its Subsidiaries; or (ii) any Material Contract; or

(d)result in the creation or imposition of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries.

(7)Capitalization.

(a)The authorized capital of the Company consists of an unlimited number of Company Shares. As of the close of business on the date of this Agreement, there were: (i) 57,361,884 Company Shares issued and outstanding; (ii) Company Options to purchase 1,580,175 Company Shares; (iii) Company Compensation Options to purchase 911,089 Company Shares; (iv) Company DSUs pursuant to which 325,200 Company Shares are issuable; and (v) Company RSUs pursuant to which 413,634 Company Shares are issuable. All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the Company Shares issuable upon the exercise of rights under the Stock Option Plan and the outstanding Company Options have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. All of the Company Shares issuable upon the exercise of rights under the Company Compensation Option Certificates and the outstanding Company Compensation Options have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. All of the Company Shares issuable under the Deferred Share Unit Plan and outstanding Company DSUs have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. All of the Company Shares issuable under the Restricted Share Unit Plan and outstanding Company RSUs have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(b)Section 3.1(7)(b) of the Company Disclosure Letter sets forth, in respect of each Company Option outstanding as of the date of this Agreement: (i) the number of Company Shares issuable upon exercise (including the aggregate total of all Company Shares issuable upon exercise of all outstanding Company Options); (ii) the purchase price payable; (iii) the date of grant; (iv) the date of expiry; (v) the name of the registered holder, identifying whether such holder is or is not an employee of the Company or any of its Subsidiaries; and (vi) the vesting schedule. The Stock Option Plan and the issuance of Company Shares under such plan (including all outstanding Company Options) have been duly authorized by the Company Board in compliance with Law and the terms of the Stock Option Plan, and have been recorded on the Company’s financial statements in accordance with IFRS, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices.

(c)Section 3.1(7)(c) of the Company Disclosure Letter sets forth, in respect of each Company Compensation Option outstanding as of the date of this Agreement: (i) the number of Company Shares issuable upon exercise (including the aggregate total of all Company Shares issuable upon exercise of all outstanding Company Compensation Options); (ii) the exercise price; (iii) the date of issuance; (iv) the date of expiry; and (v) the name of the registered holder.

(d)Section 3.1(7)(d) of the Company Disclosure Letter sets forth, in respect of each Company DSU outstanding as of the date of this Agreement: (i) the number of Company Shares issuable thereunder (including the aggregate total of all Company Shares issuable under all outstanding Company DSUs); (ii) the date of grant; (iii) the date of vesting; and (iv) the name of the registered holder.

(e)Section 3.1(7)(e) of the Company Disclosure Letter sets forth, in respect of each Company RSU outstanding as of the date of this Agreement: (i) the number of Company Shares issuable thereunder (including the aggregate total of all Company Shares issuable under all outstanding Company RSUs); (ii) the date of grant; (iii) the date of vesting; and (iv) the name of the registered holder.

(f)Except as set out in Sections 3.1(7)(b), 3.1(7)(c), 3.1(7)(d), 3.1(7)(e) or 3.1(7)(f) of the Company Disclosure Letter, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Company or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or of any of its Subsidiaries.

(g)No Company Shares, Company Options, Company Compensation Options, Company DSUs or Company RSUs have been issued or granted, as the case may be, in violation of any Law or any purchase option, call option, right of first refusal, pre-emptive or similar rights applicable to them.

(h)There are no issued, outstanding or authorized:

(i)obligations to repurchase, redeem or otherwise acquire any securities of the Company or of any of its Subsidiaries, or qualify securities for public distribution in Canada, the U.S. or elsewhere, or with respect to the voting or disposition of any securities of the Company or of any of its Subsidiaries; or

(ii)notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Company Shares on any matter.

(8)Shareholders’ and Similar Agreements. Except as disclosed in Section 3.1(8) of the Company Disclosure Letter,  neither the Company nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of the securities of the Company or of any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or in any of its Subsidiaries.

(9)Securities Law Matters. The Company is a “reporting issuer” under Canadian Securities Laws in the provinces of British Columbia, Alberta, Manitoba and Ontario. The Company Shares are listed and posted for trading on the TSX-V. None of the Company’s Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction. The Company is not in default of any Material requirements of any Securities Laws or the rules and regulations of the TSX-V. The Company has not taken any action to cease to be a reporting issuer in the provinces of British Columbia, Alberta, Manitoba or Ontario, nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company (i) pending, (ii) in effect, (iii) to the knowledge of the Company, has been threatened, or (iv) is expected to be implemented or undertaken, and the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Company has timely filed or furnished with any Governmental Entity all Material forms, reports, schedules, statements and other documents required to be filed or furnished by the Company with the appropriate Governmental Entity since August 31, 2015. The documents comprising the Company Filings complied as filed in all Material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Company has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any Securities Authority. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Filings and neither the Company nor any of its Subsidiaries nor any of the Company Filings is the subject of an ongoing audit, review, comment or investigation by any Securities Authority or the TSX-V.

(10)U.S. Securities Law Matters

(a)The Company does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of the U.S. Exchange Act.

(b)The Company is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the U.S. Exchange Act, is not an investment company registered or required to be registered under the Investment Company Act of 1940 of the United States of America, and is a “foreign private issuer” (as such term is defined in Rule 3b-14 under the U.S. Exchange Act).

(c)No securities of the Company have been traded on any national securities exchange in the United States during the past 12 calendar months.

(11)Financial Statements.

(a)The audited consolidated financial statements and the consolidated interim financial statements of the Company (including, in each case, any of the notes or schedules to and the auditor’s report on such financial statements) included in the Company Filings (or in the case of the Company’s 2017 financial statements for the year ended December 31, 2017, the final version provided to the Purchaser prior to the date hereof that will be filed without any amendments by the Company on SEDAR) (the “Financial Statements”): (i) were prepared or shall be prepared, as applicable, in accordance with IFRS and Law; (ii) complied or shall comply, as applicable, as to form in all Material respects with applicable accounting requirements in Canada; and (iii) fairly present or shall fairly present, as applicable, in all Material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements). The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the Financial Statements. There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of the Company or of any of its Subsidiaries with unconsolidated entities or other Persons.

(b)The financial information included in the Company Filings present fairly the information shown in the Company Filings and have been compiled on a basis consistent with that of the audited financial statements included in the Company Filings. The other financial and operational information included in the Company Filings presents fairly the information included in the Company Filings.

(c)The financial books, records and accounts of the Company and each of its Subsidiaries: (i) have been maintained, in all Material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the Material transactions, acquisitions and dispositions of the Company and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Financial Statements.

(12)Corporate Records. The minute books and corporate records of the Company and each of its Subsidiaries made or to be made available either in the Company Data Room or made available in hard copy, are the original minute books and records of the Company and each of its Subsidiaries or true copies thereof and contain copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company and each of its Subsidiaries and there have been no other proceedings of the shareholders, boards of directors or any committee of the boards of directors of the Company or any of its Subsidiaries that are required to be included in such minute books and records and minute books not reflected in such minute books and corporate and other records other than those which are or are not Material in the context of the Company or any of its Subsidiaries.

(13)Disclosure Controls and Internal Control over Financial Reporting.

(a)The Company and each of its Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance regarding the  reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that (i) transactions are executed in accordance with management’s authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or any of its Subsidiaries that could have a material effect on the Company’s Financial Statements.

(b)To the knowledge of the Company, prior to the date of this Agreement: (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial information, and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(c)To the knowledge of the Company, none of the Company, any of its Subsidiaries or any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(14)Auditors. The auditors of the Company are independent public accountants as required by Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(15)No Undisclosed Liabilities. Other than as set out in Section 3.1(15) of the Company Disclosure Letter, there are no liabilities or obligations of the Company or of any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations in excess of $5,000: (i) disclosed in the Company’s the most recent Financial Statements or in the notes thereto; (ii) incurred since December 31, 2017 in the Ordinary Course; or (iii) incurred in connection with this Agreement. The principal amount of all indebtedness for borrowed money of the Company and its Subsidiaries as of the date of this Agreement, including capital leases, is disclosed in Section 3.1(15) of the Company Disclosure Letter.

(16)Debt. Section 3.1(16) of the Company Disclosure Letter sets forth by category: (i) all Company Indebtedness, (ii) all Affiliate Indebtedness, and (iii) all Equipment Indebtedness, including the aggregate amount of each category of Indebtedness, and describes by category any Lien on any Assets which secure the same such Indebtedness, in each case as of the date of this Agreement.

(17)Absence of Certain Changes or Events. Since December 31, 2017, other than the transactions contemplated in this Agreement, the business of the Company and its Subsidiaries has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

(18)Customers. Section 3.1(18) of the Company Disclosure Letter sets forth the ten largest customers of the Company (measured by aggregate billings) (a) during (i) the year ending December 31, 2016 and (ii) the year ending December 31, 2017 and (b) projected during the year ending December 31, 2018. The relationships of the Company and/or its Subsidiaries, as applicable, with such customers are good commercial working relationships and, since December 31, 2017, none of such customers has canceled, terminated or otherwise Materially altered or diminished, or notified the Company or any of its Subsidiaries in writing (or, to the Company’s knowledge, in any other manner) of any intention to do any of the foregoing, or otherwise threatened in writing (or, to the Company’s knowledge, in any other manner) to cancel, terminate or Materially alter or diminish its relationship with the Company or any of its Subsidiaries.

(19)Bank Accounts. Section 3.1(19) of the Company Disclosure Letter sets forth (a) the name of each bank, trust company, securities or other broker or other financial institution with which the Company or any of its Subsidiaries has an account, credit line or safe deposit box or vault, or otherwise maintains relations, (b) the name of each person authorized by the Company or such Subsidiary, as applicable, to draw thereon or to have access to any safe deposit box or vault, (c) the purpose of each such account and (d) any power of attorney or other instrument to act on behalf of the Company or such Subsidiary, as applicable, in matters concerning its business or affairs; and all such accounts, credit lines, safe deposit boxes and vaults are maintained by the Company or such Subsidiary, as applicable, for normal business purposes and no such proxy, power of attorney or other like instrument is irrevocable.

(20)Safety Rating. Except as set forth in Section 3.1(20) of the Company Disclosure Letter, each of the Company and its Subsidiaries has now, and since the commencement of the operation of its business has maintained, an overall “Satisfactory” safety rating, and maintain Compliance, Safety and Accountability scores (“CSA Scores”) below the “alert” threshold in each of the seven categories assessed by the United States Department of Transportation in connection therewith. To the Company’s knowledge, there are no issues, deficiencies or violations which would adversely affect such safety rating or CSA Scores. None of the Company or any of its Subsidiaries has received any notice of any intended, pending or proposed audit of the business thereof by the United States Department of Transportation or any other Governmental Entity having jurisdiction over any of the operations or business of the Company or any of its Subsidiaries.

(21)Ordinary Course.

Other than as set out in Section 3.1(21) of the Company Disclosure Letter, since December 31, 2017:

(a)neither the Company nor any of its Subsidiaries has sold, leased, transferred or assigned any of the assets, tangible or intangible, other than for a fair consideration in the Ordinary Course;

(b)neither the Company nor any of its Subsidiaries has made any capital expenditure (or series of related capital expenditures) outside the Ordinary Course or made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans and acquisitions);

(c)no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise), which has had, or is reasonably likely to have, a Material Adverse Effect with respect to the Company, has been incurred;

(d)other than advances on existing credit facilities in the Ordinary Course, neither the Company nor any of its Subsidiaries has created, incurred, assumed or guaranteed any Indebtedness;

(e)other than in the Ordinary Course, no Lien has been imposed on any asset of the Company or any of its Subsidiaries;

(f)neither the Company nor any of its Subsidiaries has delayed, postponed or accelerated the payment of accounts payable or other liabilities or the receipt of any accounts receivable except in the Ordinary Course;

(g)there has not been any change in the accounting practices used by the Company and/or any of its Subsidiaries;

(h)to the knowledge of the Company, no complaint or investigation against the Company or any of its Subsidiaries has been commenced by any Governmental Entity and no other event has occurred which calls into question any Authorization necessary for the Company or any Subsidiary to conduct the business and to own and operate its assets;

(i)there has not been any redemption, repurchase or other acquisition of Company Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Company Shares;

(j)there has not been a Material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the Ordinary Course;

(k)no Person (including the Company or any of its Subsidiaries) has entered into, accelerated, suspended, terminated, modified or canceled any Material Contract;

(l)there has not been any satisfaction or settlement of any Material claims or Material liabilities that were not reflected in the Company’s audited financial statements, other than the settlement of claims or liabilities incurred in the Ordinary Course;

(m)there has been no change made, or authorized to be made, in the constating documents of the Company or any Subsidiary;

(n)neither the Company nor any of its Subsidiaries has experienced any damage, destruction or loss (whether or not covered by insurance) in excess of $100,000 in the aggregate to its property;

(o)neither the Company nor any of its Subsidiaries has made any loan to, or entered into any other transaction with, any of the Company’s directors, officers, employees or independent contractors, or any Affiliate of the foregoing;

(p)neither the Company nor any of its Subsidiaries has entered into any Collective Agreement, Employee Plan or any other employment, consulting, severance, retention, change in control or indemnification agreements, or entered into, or become bound by, any collective bargaining agreement or other obligation to any labor organization or employee representative, in each case, whether written or oral, or modified the terms of any such existing agreement except as required by applicable Law and there has not been any Material labor trouble, work stoppages, strikes or threats thereof;

(q)except for Ordinary Course adjustments to employees (other than directors or officers) and independent contractors, there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees or independent contractors of the Company or any of its Subsidiaries;

(r)except as disclosed in Section 3.1(21)(r) of the Company Disclosure Letter, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or directors of the Company or any of its Subsidiaries or any amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under any stock option, restricted stock, deferred compensation or other compensation award of any officer of the Company or any of its Subsidiaries;

(s)neither the Company nor any of its Subsidiaries has (1) made any settlement of or compromised any Tax liability, changed or revoked any Tax election or Tax method of accounting, made any new Tax election or adopted any new Tax method of accounting; (2) surrendered any right to claim a refund of Taxes; (3) consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or (4) taken any other action that would have the effect of increasing its Tax liability for any period (or portion thereof) beginning after the date of this Agreement;

(t)the Company and each of its Subsidiaries has otherwise conducted their respective business only in the Ordinary Course; and

(u)except as disclosed in Section 3.1(21)(u) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has committed or agreed (in writing or otherwise) to take any of the foregoing actions.

(22)Accounts Receivable. All notes and accounts receivable of each of the Company and the Subsidiaries are reflected properly on its books and records, are valid, have arisen from bona fide transactions in the Ordinary Course, and are not subject to any defense or offset. All such notes and accounts receivable are, to Company’s knowledge, collectible at the amounts shown, subject to any allowance for uncollectibles reflected in the Company’s financial statements included in the Company Filings (if any).

(23)Long-Term and Derivative Transactions. Neither the Company nor any of its Subsidiaries have any Material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(24)Related Party Transactions. Except as disclosed in Section 3.1(24) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective Affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses and director’s fees or the reimbursement of Ordinary Course expenses) (such indebtedness, “Affiliate Indebtedness”). Except as disclosed in Section 3.1(24) of the Company Disclosure Letter, there are no Contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company or any of its Subsidiaries, or any of their respective affiliates or associates.

(25)No “Collateral Benefit”.  Except as disclosed in Section 3.1(25) of the Company Disclosure Letter, no person will receive a “collateral benefit” (within the meaning of MI 61-101) from the Company or any of the Company’s Subsidiaries as a consequence of the transactions contemplated by the Arrangement.

(26)Compliance with Laws. Each of the Company and each of its Subsidiaries is, and since January 1, 2014 has been, in compliance in all Material respects with Law. Since January 1, 2014, neither the Company nor any of its Subsidiaries is or has been under any investigation with respect to, is or has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law or disqualification by a Governmental Entity. None of the Company or any of its Subsidiaries is relying on any exemption from or deferral of any Law or Authorization that would not be available to it after the Effective Time.

(27)Authorizations and Licenses.

(a)The Company and each of its Subsidiaries own, possess or have obtained all Authorizations that are required by Law in connection with the operation of the business of the Company and each of its Subsidiaries as presently or previously conducted, or in connection with the ownership, operation or use of the Assets.

(b)Section 3.1(27)(b) of the Company Disclosure Letter lists each Material Authorization held by the Company or any of its Subsidiaries and identifies any such Authorization which has a “change in control” clause.

(c)The Company or any of its Subsidiaries, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations. Each Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course of business without the need for the Company or any of its Subsidiaries to comply with any special rules or procedures, agree to any Materially different terms or conditions or pay any amounts other than routine filing fees.

(d)No action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective officers or directors has received notice, whether written or oral, of revocation, non-renewal or Material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or Materially amend any such Authorization.

(e)No Person other than the Company or any of its Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any Authorizations which the Company or any of its Subsidiaries own, possess or use in the operation of the Company or any of its Subsidiaries as now or previously conducted.

(28)Opinions of Company Financial Advisor. The Company Board and the Special Committee have received the Fairness Opinion. A true and complete copy of the engagement letter between the Company and Canaccord Genuity Corp. has been provided to the Purchaser in the Company Disclosure Letter and the Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to such engagement or that may otherwise be payable to Canaccord Genuity Corp.

(29)Finders’ Fees. Except as set forth above in Paragraph (28) of this Schedule C, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries, or any of their respective officers, directors or employees, in connection with the Agreement.

(30)Board and Special Committee Approval.

(a)The Special Committee, after consultation with its financial and legal advisors, has unanimously recommended that the Company Board approve the Arrangement and that the Company Shareholders vote in favor of the Arrangement Resolution.

(b)The Company Board, acting on the unanimous recommendation in favor of the Arrangement by the Special Committee, has unanimously (i) determined that the consideration to be received by the Company Shareholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the Company and the Company

Shareholders; (ii) resolved to unanimously recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(c)Each of the directors and officers of the Company and each of its Subsidiaries has advised the Company and the Company believes that they intend to vote or cause to be voted all Company Shares beneficially held by them in favour of the Arrangement Resolution, as applicable, and the Company shall make a statement to that effect in the Company Circular.

(31)Material Contracts.

(a)Except as described therein, Section 3.1(31) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts (i) have been disclosed in the Company Data Room or (ii) have been made available to Purchaser for review at the Company’s offices (as indicated in Section 3.1(31) of the Company Disclosure Letter), and no such Contract has been modified, rescinded or terminated.

(b)Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or its Subsidiaries, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(c)Each of the Company and each of its Subsidiaries has performed in all Material respects all respective obligations required to be performed by them to date under the Material Contracts and neither the Company nor any of its Subsidiaries is in breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(d)None of the Company or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under any such Material Contract by any other party to a Material Contract.

(e)None of the Company or any of its Subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

(32)Real Property and Assets.

(a)Section 3.1(32)(a) of the Company Disclosure Letter is a true, correct and complete list of (i) each parcel or tract of Owned Real Property, (ii) each parcel or tract of Leased Real Property, and (iii) each Real Property Lease. The Real

Property constitutes all of the real property owned, leased, subleased, licensed, used, operated, occupied or otherwise held (whether or not occupied, and including any leases or other occupancy agreements assigned or leased premises sublet for which the Company or any of its Subsidiaries remains liable) by the Company or any of its Subsidiaries.

(b)Except as disclosed in Section 3.1(32)(b) of the Company Disclosure Letter, the Company is the legal and beneficial owner of the Owned Real Property in fee simple, with good and marketable title thereto, free and clear of all Liens other than Permitted Liens.

(c)Except as disclosed in Section 3.1(32)(c) of the Company Disclosure Letter, (1) there are no Contracts which affect or relate to the title to, ownership, operation or management of the Owned Real Property other than the Purchaser pursuant to this Agreement, and (2) the Company has no option, right of first refusal or other right relating to the Leased Real Property.

(d)Each Real Property has direct legal access to a municipal right-of-way and the Company otherwise has such rights of entry and exit to and from the Real Property as are reasonably necessary to carry on the Business upon the Real Property as it has been carried on in the ordinary course by Seller.

(e)Except as disclosed in Section 3.1(32)(e) of the Company Disclosure Letter, no third-party has any right to purchase, option to purchase, or right of first refusal with respect to any of the Owned Real Property other than the Purchaser pursuant to this Agreement.

(f)The Company has not entered into any agreement to sell, transfer, encumber, or otherwise dispose of or impair the right, title and interest of the Company in and to the Real Property or the air, density and easement rights relating to the Real Property.

(g)The Company has not received any notification of and has no knowledge of, any outstanding or incomplete work orders, deficiency notices or other current non-compliance with Laws relating to any of the Real Property.

(h)No part of the Real Property is subject to any building or use restriction that restricts or would restrict or prevent the use and operation of the Real Property as it has been used or operated in the ordinary course in the past by the Purchaser, no Real Property is subject to flooding, no Owned Real Property is located in a flood plain and to the knowledge of the Company, no Leased Real Property is located in a flood plain.

(i)(i) No Improvements encroach on real property not forming part of the Owned Real Property and no buildings, structures or other improvements on adjoining lands encroach upon the Owned Real Property; and (ii) to the knowledge of the Company, no Improvements encroach on real property not forming part of the Leased Real Property and no buildings, structures or other improvements on adjoining lands encroach upon the Leased Real Property;

(j)There are no parties in possession of the Real Property other than the Company or any of its Subsidiaries and, except as set forth on Section 3.1(32)(b) of the Company Disclosure Letter, none of the Real Property Leases have been assigned in whole or in part, nor has the Real Property (or any portion thereof) been subleased or sublicensed. There is no default (or any event which would, with the passage of time or the giving of notice or both, constitute a default) by any party under any Real Property Lease and no third party has repudiated or has the right to terminate or repudiate any such Real Property Lease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease, license or occupancy agreement) or any provision thereof. None of the Real Property Leases have been assigned by the Company or any of its Subsidiaries in favour of any Person or sublet or sublicensed. None of the Real Property Leases have been altered or amended and are in full force and effect.

(k)The conduct and business of the Company and its Subsidiaries, as currently conducted or currently proposed to be conducted, on or from the Real Property is permitted, as a legally conforming use, under all applicable zoning, building and land use laws, ordinances and codes.

(l)No condemnation, expropriation, requisition (temporary or permanent), eminent domain or similar proceedings are currently pending with respect to all or any portion of the Real Property, nor, to the Company’s knowledge, are any such proceedings threatened or contemplated.

(m)Except as set forth on Section 3.1(32)(m) of the Company Disclosure Letter, each of the Company and its Subsidiaries has good and marketable title to, or a valid leasehold interest in, the Assets free and clear of any Liens (other than Permitted Liens). All required permits or registrations necessary to perfect title in and to the Assets have been carried out in compliance with Law and are in full force and effect. The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all Assets leased by and Material to the Company or any of its Subsidiaries as used, possessed and controlled by the Company or its Subsidiaries, as applicable. Section 3.1(32)(m) of the Company Disclosure Letter sets forth each Lien (other than Permitted Liens) on the Assets.

(n)No other Person owns any property or assets which are being used in the business of the Company or its Subsidiaries except for the Leased Real Properties, the personal property leased by the Company pursuant to the Material Contracts and the Intellectual Property licensed to the Company or its Subsidiaries and disclosed in Section 3.1(32)(n) of the Company Disclosure Letter.

(o)The Assets (other than the Rolling Stock), taken as a whole (i) are adequate, operational and usable for their present and intended uses, and are in good condition and repair, subject to normal wear and tear and (ii) are not in need of maintenance or repairs except for ordinary and routine maintenance and repairs that are not Material in nature or cost.

(p)The Rolling Stock, taken as a whole, (i) is in the Company’s or one of its Subsidiaries’ possession and control, (ii) is in good operating condition and repair (subject to normal wear and maintenance), (iii) is usable in the Ordinary Course, (iv) is in conformance in all Material respects with applicable Laws, Authorizations, warranties and maintenance schedules relating to its construction, manufacture, modification, use and operation, (v) is in good operating condition in all Material respects as compared to tractors and trailers of its age and type and (vi) has been maintained and serviced in a manner consistent in all Material respects with manufacturers’ recommendations and requirements, United States Department of Transportation standards and the standards of any other Governmental Entity applicable to the Rolling Stock. Section 3.1(32)(p) of the Company Disclosure Letter sets forth the Rolling Stock and certain other Assets owned or leased by the Company and its Subsidiaries, and such Rolling Stock and Assets are owned or leased by the Company or one of its Subsidiaries.

(q)The Assets are sufficient for the continued conduct of the business of the Company and its Subsidiaries after the Effective Date in substantially the same manner as conducted prior to the Effective Date and constitute all of the rights, property, and assets of every type and description, whether real or personal, tangible or intangible, necessary to conduct the business of the Company and its Subsidiaries as currently conducted.

(r)No Real Property has been damaged by fire or other casualty.

(s)To Company’s knowledge, there is no fact or condition existing which could result in the termination or reduction of the current access from any Real Property or to the existing highway and roads that provide access thereto.

(t)No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Company or any of its Subsidiaries of any Assets.

(33)Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect with respect to the Company except as disclosed in Section 3.1(33) of the Company Disclosure Letter, all costs, expenses, and liabilities payable on or prior to the date of this Agreement under the terms of any contracts and agreements to which the Company is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the Ordinary Course.

(34)Intellectual Property. Section 3.1(34) of the Company Disclosure Letter lists all Intellectual Property that is Material to the conduct of the business, as presently conducted, of the Company and each of its Subsidiaries (collectively, the “Intellectual Property Rights”). (i) The Company, and/or its Subsidiaries own all right, title and interest in and to, or have validly licensed (and are not in Material breach of such licenses), Intellectual Property Rights; (ii) all such Intellectual Property Rights that are owned by or licensed to the Company, and/or its Subsidiaries are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and its Subsidiaries; (iii) to the knowledge of the Company, all Intellectual Property Rights owned or leased by the Company and/or its Subsidiaries are valid and enforceable, and to the knowledge of the Company, the carrying on of the business of the Company and its Subsidiaries and the use by the Company and its Subsidiaries of any of the Intellectual Property Rights or Technology (as defined below) owned by or licensed to them does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the knowledge of the Company, no third party is infringing upon the Intellectual Property Rights owned or licensed by the Company or its Subsidiaries; (v) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Company and its Subsidiaries (collectively, the “Technology”) are sufficient, in all Material respects, for conducting the business, as presently conducted, of the Company and its Subsidiaries; and (vi) the Company and its Subsidiaries own or have validly licensed or leased (and are not in Material breach of such licenses or leases) such Technology.

(35)Restrictions on Conduct of Business. Except as disclosed in Section 3.1(35) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit in any Material respect the manner or the localities in which all or any portion of the business of the Company or its Subsidiaries are conducted; (ii) limit any business practice of the Company or of any of its Subsidiaries in any Material respect; or (iii) restrict any acquisition or disposition of any property by the Company or by any of its Subsidiaries in any Material respect. Neither the Company nor any of its Subsidiaries or any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company or that would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

(36)Litigation. Except as set out in Section 3.1(36) of the Company Disclosure Letter, there are no claims, actions, suits, arbitrations, inquiries, audits, investigations or proceedings pending, or, to the knowledge of the Company threatened, against or relating to the Company or any of its Subsidiaries, the business of the Company or of any of its Subsidiaries or affecting any of their respective current or former properties or assets by or before any Governmental Entity (“Litigation”), nor to the knowledge of the Company are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, suit, arbitration, inquiry, investigation or proceeding, in each case that would reasonably be expected to result in a Material liability to the Company or any of its Subsidiaries or to result in liability to the Company or any of its Subsidiaries that would not be covered in full by the insurance policies of the Company and its Subsidiaries. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity. Except as set forth in Section 3.1(36), since March 31, 2016, neither the Company nor any of its Subsidiaries has settled or received a final judgment concerning any Litigation against or by the Company or any Subsidiary. Neither the Company nor any of its Subsidiaries is subject to any outstanding any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.

(37)Corrupt Practices Legislation.

(a)None of the Company or any of its Subsidiaries, or, to the Company’s knowledge, any of its directors, officers, Employees, agents or representatives (1) has taken any action, or has failed to take any action, directly or indirectly, that would result in a violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (and the rules and regulations thereunder) (the “FCPA”), Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) (the “CFPOA”)  or any analogous anticorruption Laws applicable thereto or (2) has directly or indirectly offered, paid, promised to pay or authorized the payment of anything of value, including but not limited to cash, checks, wire transfers, tangible and intangible gifts, favors and services, to any official, employee or other representative of any Governmental Entity or any political party, party official or candidate for political office (collectively, “Government Officials”) or any other person while knowing or having a reasonable belief that all or some portion would be used for the purpose of: (a) influencing any act or decision of a Government Official, including a decision to fail to perform official functions, (b) inducing any Government Official to do or omit to do any act in violation of the lawful duty of such official, or (c) inducing any Government Official to use influence with any Governmental Entity in order to assist the Company or any of its Subsidiaries in obtaining or retaining business with, or directing business to any person or otherwise securing for any person an improper advantage.

(b)Each of the Company and its Subsidiaries has conducted the Business in compliance with the FCPA, the CFPOA and other applicable anticorruption Laws. No Litigation or investigation by or before any Governmental Entity involving the Company or any of its Subsidiaries, with respect to the FCPA, the CFPOA or other applicable anticorruption Laws is pending or, to the Company’s knowledge, threatened. No civil or criminal penalties have been imposed on either the Company or any Subsidiary with respect to violations of the FCPA, the CFPOA or any other applicable anticorruption Laws nor have any disclosures been submitted by the Company or any Subsidiary to any Governmental Entity with respect to violations of the FCPA, the CFPOA or any other applicable anticorruption Laws.

(c)Each of the Company and its Subsidiaries has been conducted in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering Laws of all jurisdictions in which the Company and each Subsidiary operates, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administrated or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”). No Litigation by or before any Governmental Entity involving the Company or any Subsidiary under any Money Laundering Laws is pending or, to Company’s knowledge, threatened.

(38)Environmental Matters.

(a)Except as set out in Section 3.1(38)(a) of the Company Disclosure Letter, (i) the Company and each of its Subsidiaries, and the Real Property are, and during the preceding five years have been, in material compliance with all applicable Environmental Laws; and (ii) no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law, and there are no judicial, administrative or other actions, suits or proceedings pending or threatened against the Company or any of its Subsidiaries which allege a violation of, or any liability or potential liability under, or unresolved payment of any fine or financial assurance or other financial obligation relating to any Environmental Laws; and the Company and its Subsidiaries are not aware of any condition, event, fact or circumstance that reasonably could be expected to give rise to any such notice, claim, order, complaint or penalty, or that would prevent or impede, after the Effective Time, the ownership, lease, operation or use of the business or assets of the Company as currently carried out.

(b)Except as set out in Section 3.1(38)(b) of the Company Disclosure Letter, there are no instances in which the Company or any of its Subsidiaries has generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited, stored, Released, transported or disposed, or arranged for the transport or disposal of Hazardous Substances on, into, from, under or about any part of the Real Property, any property previously owned or occupied by the Company or any of its Subsidiaries, or any other property in violation of Environmental Laws or in a manner reasonably likely to give rise to liability for the Company or any of its Subsidiaries under Environmental Laws, including any instances where the Company or any of its Subsidiaries has received notifications alleging potential responsible party (“PRP”) status or other liability for a state or federal Superfund site or requesting information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation, and Liability Act, as amended (“CERCLA”). The Company and each of its Subsidiaries is not aware of any actual or threatened Release of Hazardous Substances on, upon, into or from any Real Property, adjacent to any Real Property currently or heretofore owned, leased or used by the Company or its Subsidiaries that would reasonably give rise to liability of the Company or any of its Subsidiaries under Environmental Laws.

(c)Except the leases set out in Section 3.1(38)(c) of the Company Disclosure Letter, neither the Company, nor any of its Subsidiaries, has entered into any agreement pursuant to which it has assumed or will assume any liability or obligation under Environmental Laws, including any obligation for costs, whether incurred or to be incurred, of investigation, monitoring, study, removal or remediation, whether or not such agreement is associated with any Real Property or any property previously owned or occupied by the Company or any of its Subsidiaries.

(d)The Company and each of its Subsidiaries has obtained and maintains all Environmental Permits necessary for the ownership, lease, operation or use of their respective businesses or assets of the business and all such Environmental Permits are in full force and effect, and shall be maintained in full force and effect by the Company through the Effective Time in accordance with all Environmental Laws; and the operations of the Company and each of its Subsidiaries are, and, during the preceding five years, have been in compliance in all respects with the terms and conditions of all Environmental Permits, except where such non-compliance do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

(e)To the knowledge of the Company and each of its Subsidiaries, there are no Hazardous Substances in the environment (including ambient or indoor air, soil, surface water, groundwater, sediment or subsurface soils) at the site of any of the Company’s Real Properties that would result or reasonably be expected to result in material liability to the Company or any of its Subsidiaries.

(f)Except as set forth on Section 3.1(38)(e) of the Company Disclosure Letter, no underground storage tanks, and no polychlorinated biphenyls (“PCB”) or PCB containing equipment are or, to the Company’s knowledge, have in the past been located on or under any of the Real Property.

(g)Complete and correct copies of all audits, assessments, inspections, reports, and correspondence in the possession or control of the Company or any of its Subsidiaries and relating to Material environmental matters relating to the Company or any of its Subsidiaries or any of its facilities (including the Real Property) are included in the Company Data Room.

(39)Employment Matters.

(a)Section 3.1(39)(a) of the Company Disclosure Letter lists (i) each individual who performs services for the Company or any of its Subsidiaries either directly, as an employee, or indirectly, pursuant to a contract between any Company and a third party (such as a staffing or leasing agency, professional employer organization, or other Person providing similar services to the Company or any of its Subsidiaries) (collectively, the “Employees”) and (ii) each independent contractor of the Company or any of its Subsidiaries (including those which or who lease Rolling Stock in combination with driver services to the Company or any of its Subsidiaries) (collectively, the “Independent Contractors”) as of the date of this Agreement and includes the following information with respect to each such individual: status (Employee or Independent Contractor); original hire or engagement date; employing entity; annualized salary or rate of pay; whether a Canadian or a U.S. resident; if U.S. resident, status as exempt or non-exempt under the Fair Labor Standards Act; leave status (including duration of leave and expected return to work date); details of any applicable visa of any such individual; and details of any co-employment relationship. Section 3.1(39)(a) of the Company Disclosure Letter identifies all Employees who are not employed by any Company “at will” and all Contracts with Independent Contractors that may not be terminated by the applicable Company without notice or penalty.

(b)Except as disclosed in Section 3.1(39)(b) of the Company Disclosure Letter, (i) the Company has not entered into any written or oral agreement or understanding providing for a retention or change of control bonus or severance or termination payments to any director, officer or Company Employees in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement), and (ii) no Company Employee has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance.

(c)The Company is not a party to any Collective Agreement with respect to any Company Employees and no such agreement is being negotiated; no Person holds bargaining rights with respect to any Company Employees and, to the knowledge of the Company, no Person has applied or, to the knowledge of the Company, threatened to be certified as the bargaining agent of any Company Employees. No trade union has applied to have the Company declared a common or related employer pursuant to the Canada Labour Code or any similar legislation in any jurisdiction in which the Company carries on business.

(d)Except as disclosed in Section 3.1(39)(d) of the Company Disclosure Letter, the Company is and has been throughout the prior six (6) years in compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, accessibility, wages, hours of work, overtime, employment standards, human rights and occupational health and safety, except where such non-compliance would not reasonably be expected to result in greater than $50,000 in losses for the Company. The Company is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Company, threatened, or any litigation actual, or to the knowledge of the Company, threatened, relating to employment or termination of employment of Employees or engagement or termination of engagement of Independent Contractors.

(e)The Company has not and is not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending, or to the knowledge of the Company, threatened against the Company. No labour strike, lock-out, slowdown or work stoppage is pending or to the knowledge of the Company, threatened against or directly affecting the Company and no such event has occurred in the last two years. No Governmental Entity has issued a judgment, order, decree or finding with respect to the labour or employment practices (including practices relating to discrimination, wage payments, recordkeeping, employment classification and immigration) of the Company or any of its Subsidiaries.

(f)To Company’s knowledge, no executive Employee or Independent Contractor and no group of Employees or Independent Contractors has any plans to terminate or Materially alter his, her or their employment or engagement.

(g)All present and former Employees and Independent Contractors have been paid in full all wages, salaries, commissions, bonuses and other compensation due and payable to such employees and contractors, other than Ordinary Course compensation accrued since the last payroll date or as disclosed in the Company Disclosure Letter.

(h)There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation or workplace safety and insurance legislation and there are no orders under applicable occupational health and safety legislation relating to the Company which are currently outstanding.

(i)To the best of the Company’s knowledge, each Employee and Independent Contractor of the Company and its Subsidiaries is lawfully authorized to work in the United States or Canada, as the case may be.

(j)Each Independent Contractor and consultant has been properly classified by the Company as an Independent Contractor and the Company has not received notification from any Governmental Entity challenging the classification of any individual who performs services for the Company’s business as an Independent Contractor or consultant.

(k)The Contracts of the Company and its Subsidiaries and other understandings with Independent Contractors comply with the Federal Leasing Regulations under 49 CFR Part 376. In addition such Contracts constitute a bona fide agreement whereby such individuals are independent contractors to, and are not employees of, the Company or any of its Subsidiaries, and there is no Litigation pending or, to the Company’s, threatened at law or in equity by or before any Governmental Entity that challenges (1) the Company’s or any of its Subsidiaries’ compliance with any Laws relating to the retention or classification of independent contractors, (2) the independent contractor nature of such Contracts or any Independent Contractor's work status, or (iii) other understandings or arrangements pertaining to any Independent Contractor of any nature whatsoever.

(l)None of the Company or any of its Subsidiaries is, or has been at any time during the three year period prior to the date of this Agreement, a contractor or subcontractor under Executive Order 11246.

(m)During the preceding one year period, none of the Company or any of its Subsidiaries has taken any action that is reasonably likely to cause the Purchaser to be subjected to any liability under the United States Worker and Retraining Notification Act of 1988 or any similar state statute.

(40)Employee Plans.

(a)Section 3.1(40)(a) of the Company Disclosure Letter lists and describes all the employee benefit, fringe benefit, health, medical, welfare, dental, disability, life insurance, supplemental unemployment benefit, bonus, profit sharing, option, incentive, incentive compensation, deferred compensation, share purchase, share compensation, phantom stock, severance, change-in-control, termination, retirement, savings, pension, and similar plans, funds, contracts, programs, policies, trusts, funds, policies, arrangements, Contracts or other agreements for the benefit of directors or former directors of the Company, Company Employees or former Company Employees, which are maintained, sponsored or funded by the Company, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered in respect of which the Company may have any liability contingent or otherwise, other than benefit plans established by statute (collectively, the “Employee Plans”).

(b)The Company has included in the Company Data Room true, correct and complete copies of all the Employee Plans as amended as of the date of this Agreement, together with all related documentation. No changes have occurred or are expected to occur which would Materially affect the information required to be included in the Company Data Room pursuant to this provision. The Company has also included in the Company Data Room, with respect to each Employee Plan and to the extent applicable: (i) the most recent annual or other reports filed with any Governmental Entity, (ii) the insurance contract or other funding arrangement and all amendments thereto, (iii) the most recent summary plan description, and all summaries of Material modification thereto, (iv) the most recent determination letter, opinion letter or advisory letter issued by the United States Internal Revenue Service or Canada Revenue Agency or other regulatory authority and (v) copies of any Material notices, letters or other correspondence from any Governmental Entity.

(c)No Employee Plan is or is intended to be a “registered pension plan”, a “deferred profit sharing plan”, a “retirement compensation arrangement”, a “registered retirement savings plan”, or a “tax-free savings account” as such terms are defined in the Tax Act.

(d)The Company and its Subsidiaries and each of their respective ERISA Affiliates, as applicable, has performed all obligations, whether arising by operation of any Law or by contract, required to be performed by them in connection with the Employee Plans, and to Company’s knowledge, there have been no defaults or violations by any other party to the Employee Plans, except where such non-performance would not reasonably be expected to result in greater than $50,000 in losses for the Company. The Company has made all contributions and paid all premiums in respect of each Employee Plan in a timely fashion in accordance with Law and the terms of each Employee Plan.

(e)Each of the Employee Plans has been operated and administered in all Material respects in accordance with the documents and instruments governing the Employee Plan and applicable Law. All Material reports and filings with Governmental Entities required in connection with each Employee Plan have been timely filed or furnished in accordance with applicable Law. All Material disclosures and notices required by Law or Employee Plan provisions to be given to participants and beneficiaries in connection with each Employee Plan have been properly and timely furnished in accordance with applicable Law.

(f)Other than routine claims for benefits, no Employee Plan is subject to any pending action, investigation, examination, claim (including claims for income taxes, interest, penalties, fines or excise taxes) or any other proceeding initiated by any Person, and there exists no state of facts which could reasonably be expected to give rise to any such action, investigation, examination, claim or other proceeding.

(g)No insurance policy or any other agreement affecting any Employee Plan requires or permits a retroactive increase in contributions, premiums or other payments due thereunder. The level of insurance reserves under each Employee Plan which provides group benefits and contemplates the holding of such reserves is reasonable and sufficient to provide for all incurred but unreported claims.

(h)None of the Employee Plans provide for retiree or post-termination benefits or for benefits to retired or terminated employees or to the beneficiaries or dependants of retired or terminated employees, except as required by Law.

(i)Subject to the requirements of Laws, no provision of any Employee Plan or of any agreement, and no act or omission of the Company in any way limits, impairs, modifies or otherwise affects the right of the Company to unilaterally amend or terminate any Employee Plan, and no commitments to improve or otherwise amend any Employee Plan have been made.

(j)No advance tax rulings have been sought or received in respect of any Employee Plan.

(k)All employee data necessary to administer each Employee Plan in accordance with its terms and conditions and all Laws is in possession of the Company and such data is complete, correct, and in a form which is sufficient for the proper administration of each Employee Plan.

(l)Each of the Employee Plans intended to be qualified under section 401(a) of the U.S. Tax Code: (i) satisfies the requirements of such Section; (ii) is maintained pursuant to a prototype document approved by the United States Internal Revenue Service for which a separate determination letter is not required, or has received a favorable determination letter from the United States Internal Revenue Service regarding such qualified status; (iii) has been amended to the extent required by applicable Laws; and (iv) has not been otherwise amended or operated in a way which would adversely affect such qualified status.

(m)None of the Company or any of its Subsidiaries or any of their respective ERISA Affiliates, as applicable, contributes to or has any obligation to contribute to, or has at any time within the last six years contributed to or had an obligation to contribute to, and no Employee Plan is, (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA or (ii) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the U.S. Tax Code; or (iii) a multiemployer pension plan. No Employee Plan is funded through a trust that is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the U.S. Tax Code.

(n)Each Employee Plan may be unilaterally amended or terminated in its entirety as of the Effective Date without any liability except as to benefits accrued thereunder prior to such amendment.

(o)In connection with the consummation of the transaction contemplated by this Agreement, no payments, acceleration of vesting or benefits, or provisions of other rights have or will be made under this Agreement, under any agreement, plan or other program contemplated herein or under the Employee Plans that, in the aggregate, would result in the imposition of the loss of deduction imposed under Section 280G of the U.S. Tax Code (determined without regard to the exceptions contained in Sections 280G(b)(4) and 280G(b)(5) of the U.S. Tax Code) or the excise tax under Section 4999 of the U.S. Tax Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration, or provision to be triggered.

(p)No Employee Plan provides retiree medical, retiree life insurance or other retiree fringe benefits to any person, and none of the Company or any of its Subsidiaries or any of their respective Affiliates is contractually or otherwise obligated (whether or not in writing) to provide any person with life insurance or medical benefits upon retirement or termination of employment, other than as required by the provisions of Sections 601 through 608 of ERISA and Section 4980B of the U.S. Tax Code and the regulations promulgated thereunder, or under the applicable employment standards legislation.

(q)Each Employee Plan that is a “nonqualified deferred compensation” arrangement under Section 409A of the U.S. Tax Code complies with the requirements of such Section, and no service provider is entitled to a gross-up or similar payment for any Tax or interest that may be due under such Section.

(r)No act, omission or transaction of or by the Company or any of its Subsidiaries (or, to the Company’s knowledge, of any other Person) has occurred that would result in imposition on the Company or any of its Subsidiaries, directly or indirectly, of (a) breach of fiduciary duty liability damages under Section 409 of ERISA, (b) a civil penalty assessed pursuant to Section 502 of ERISA, (c) a Tax imposed pursuant to Chapter 43 of Subtitle D of the U.S. Tax Code or (d) any liability for taxes, penalties or retroactive or lost benefits under any applicable legislation.

(s)Except as described in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to any order, settlement or consent decree with any present or former Company Employee, employee representative or other Person, including any Governmental Entity, relating to claims in respect of employment or labor practices and policies (including practices relating to discrimination, wage payments, employment standards, pay equity, privacy, accessibility, occupational health and safety, recordkeeping, employment classification, work permits and immigration).  No Governmental Entity has issued a judgment, order, decree or finding with respect to the labor or employment practices (including practices relating to discrimination, wage payments, employment standards, pay equity, privacy, accessibility, occupational health and safety, recordkeeping, employment classification, work permits and immigration) of the Company or any of its Subsidiaries.

(t)The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement does not and will not (either alone or upon the occurrence of any additional or subsequent events) i) require the Company or any of its Subsidiaries or any of their ERISA Affiliates to make a larger contribution to, or pay greater compensation, payments or benefits under, any Employee Plan that it otherwise would in the absence of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or ii) create or give rise to any additional vested rights or service credits under any Employee Plan.

(41)Insurance

(a)Section 3.1(41) of the Company Disclosure Letter sets forth a true, correct and complete list of all insurance policies in force as of the date of this Agreement that are maintained by or cover the Company or any of its Subsidiaries or any Material aspect of their business.

(b)A true and complete list of all Material insurance policies currently in effect that insure the physical properties, business, operations and assets of the Company and its Subsidiaries has been provided in the Company Data Room. (i) Each Material insurance policy currently in effect that insures the physical properties, business, operations and assets of the Company and its Subsidiaries is to the knowledge of the Company, valid and binding and in full force and effect, (ii) all premiums due and payable under all such insurance policies have been paid and (iii) there is no Material claim pending under any such policies as to which coverage has been questioned, denied or disputed. There is no Material claim pending under any insurance policy of the Company or its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any Material portion of such claims. All Material proceedings covered by any insurance policy of the Company or its Subsidiaries have been properly reported to and accepted by the applicable insurer.

(42)Taxes.

(a)Except as set forth in Section 3.1(42)(a) of the Company Disclosure Letter, the Company and each of its Subsidiaries has duly and timely filed all Tax Returns required to be filed by them prior to the date of this Agreement and all such Tax Returns are complete and correct in all Material respects and disclose all Taxes to be paid. Federal, provincial and state tax assessments have been issued to the Company and each of its Subsidiaries covering all past periods.

(b)The Company and each of its Subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date of this Agreement, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements included in the Company Filings. The Company and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements included in the Company Filings for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no Material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. None of the Company or its Subsidiaries has received a refund to which it was not entitled.

(c)Except as set forth in Section 3.1(42)(c) of the Company Disclosure Letter, no litigation, audits, investigations, proposed adjustments, administrative or judicial proceedings, Material deficiencies, or matters in controversy exist, are being conducted or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets.

(d)There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(e)Except as set forth in Section 3.1(42)(g) of the Company Disclosure Letter, no claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such Company or Subsidiary is or may be subject to taxation in such jurisdiction. None of the Company or any of its Subsidiaries is subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having, or being deemed to have, a permanent establishment, fixed place of business or similar presence.

(f)There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(g)The Company and each of its Subsidiaries has made available to the Purchaser true, correct and complete copies of all Tax Returns, examination reports, statements of deficiencies, private letter rulings and any similar documents for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(h)The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company and any Person that is (x) a non-resident of Canada for purposes of the Tax Act, and (y) not dealing at arm’s length with the Company, for purposes of the Tax Act, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act, and all documentation or records as required by applicable Law has been made or obtained in respect of such transactions (or series of transactions).

(i)There are no circumstances existing which could result in the application of Section 79 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries.

(j)Neither the Company nor any of its Subsidiaries has deducted any amounts in computing its income in a taxation year which may be included in a subsequent taxation year under section 78 of the Tax Act or an equivalent provision of a provincial taxing statute.

(k)Neither the Company nor any of its Subsidiaries has acquired property or services or the right to use property or services from, or disposed of or delivered property or the right to use property or provided services or the right to provide services to, a Person with whom it does not deal at arm’s length (within the meaning of the Tax Act) for consideration that is other than the fair market value of such property or services, or has been deemed to have done so for purposes of the Tax Act.

(l)The Company and each of its Subsidiaries has deducted or withheld from each amount paid or credited to or for the account or benefit of any Person the amount of Taxes required to be deducted or withheld therefrom and has remitted such Taxes to the proper Taxing Authority within the time required under applicable Law, including for greater certainty, deductions or withholdings and remittances from payments to any of its present or former employees, officers or directors and to non-residents of Canada.

(m)Neither the Company nor any of its Subsidiaries has received any requirement pursuant to section 224 of the Tax Act which remains unsatisfied in any respect.

(n)Neither the Company nor any of its Subsidiaries has any contractual obligation to pay the amount of any Tax benefits or refunds realized or received to any Person.

(o)Except as disclosed in Section 3.1(42)(q) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has changed any method of accounting, requested a tax ruling or technical interpretation, or made any other similar request of any Taxation Authority in any of the preceding five taxation periods.

(p)Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or indemnity agreements or arrangements.

(q)The Company and any of its Subsidiaries that makes taxable supplies in Canada is duly registered under Part IX of the Excise Tax Act (Canada) and all applicable provincial sales tax legislation and the relevant registration numbers are as follows: 101215994 RT0001 (for the Company) and 134289180 RT001 (for 1277).

(r)The Company and each relevant Subsidiary has timely and accurately claimed any credits or refunds available to such person pursuant to Part IX of the Excise Tax Act (Canada) or an applicable provision in a provincial sales tax legislation and no such claim for any credit or refund has been denied by any Taxation Authority.

(s)Neither the Company nor any of its Subsidiaries has made any election under section 191.3 of the Tax Act or any similar applicable provincial tax legislation. There are no circumstances existing that could result in the application of Parts II.1, III.1, IV.1 or VI.1 of the Tax Act to either the Company or any of its Subsidiaries.

(t)None of the property of the Company or any of its Subsidiaries is held in an arrangement that is a partnership for U.S. federal Tax purposes. None of the property of the Company or any of its Subsidiaries is “tax exempt use property” (within the meaning of section 168(h) of the U.S. Tax Code) or “tax exempt bond financed property” (within the meaning of section 168(g)(5) of the U.S. Tax Code).

(u)None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Effective Date as a result of any: (i) adjustment under either section 481(a) or section 482 of the U.S. Tax Code (or any corresponding or similar provision of state, local or foreign Tax law) by reason of a change in method of accounting or otherwise on or prior to the Effective Date for a taxable period ending on or prior to the Effective Date; (ii) “closing agreement” as described in section 7121 of the U.S. Tax Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Effective Date; (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law) entered into or created on or prior to the Effective Date; (iv) installment sale or open transaction disposition made on or prior to the Effective Date; (v) cash method of accounting or long-term contract method of accounting utilized prior to the Effective Date, (vi) prepaid amount received on or prior to the Effective Date; or (vii) election pursuant to Section 108(i) of the U.S. Tax Code made on or prior to the Effective Date.

(v)None of the Company or any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under section 355 of the U.S. Tax Code (i) in the two years prior to the Effective Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of section 355(e) of the U.S. Tax Code) in conjunction with the transactions contemplated by this Agreement.

(w)None of the Company or any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or indemnity agreements or arrangements.

(x)None of the Company or any of its Subsidiaries has any liability for the Taxes of any other Person under U.S. Treasury Regulations section 1.1502-6 (or any corresponding provisions of state, local or foreign Tax law), or as a transferee or successor, or by contract or otherwise. In the past four years, neither the Company nor any of its Subsidiaries has been a member of a Consolidated Group filing for federal or state income Tax purposes, other than the Consolidated Group of which Rodan Transport (USA) Ltd. is the parent. For the purposes hereof, “Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of section 1504 of the U.S. Tax Code electing to file consolidated federal income Tax Returns and any similar group under foreign, state or local law.

(y)None of the Company or any of its Subsidiaries has entered into any agreement or arrangement with any Taxing Authority that requires such Company to take any action or to refrain from taking any action. Neither the Company nor any of its Subsidiaries is a party to any agreement with any Taxing Authority that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement.

(z)None of the Company or any of its Subsidiaries has participated (within the meaning of U.S. Treasury Regulations § 1.6011-4(c)(3)) in any “reportable transaction” within the meaning of U.S. Treasury Regulations § 1.6011-4(b) (and all predecessor regulations).

(aa)There is no Material property or obligation of the Company or any of its Subsidiaries, including uncashed checks to vendors, customers, or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property laws.

(bb)No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company or any of its Subsidiaries.

(cc)All of the property of each Company that is subject to property Tax has been properly listed and described on the property Tax rolls of the appropriate taxing jurisdiction for all periods prior to the Effective Date and no portion of property of the Company or any of its Subsidiaries constitutes omitted property for property Tax purposes.

(dd)For U.S. federal and applicable state and local income tax purposes, the Company and its Subsidiaries (other than Hodges Trucking Company L.L.C.) is, and has been at all times since its date of formation, properly classified as an association taxable as a corporation. For U.S. federal and applicable state and local income tax purposes, Hodges Trucking Company L.L.C. is, and has been at all time since June 15, 2015, properly classified as an entity disregarded as separate from Rodan Transport (USA) Ltd.

(ee)All payments by, to or among the Company, its Subsidiaries and their Affiliates comply with all applicable transfer pricing requirements imposed by any Taxing Authority, and the Company has made available to Parent and Purchaser complete and correct copies of all transfer pricing documentation prepared pursuant to Treasury Regulations Section 1.6662-6 and any similar non-U.S. statutory, regulatory, or administrative provision by or with respect to the Company and its Subsidiaries during the past three years.

(ff)With respect to the Company and each of its Subsidiaries that is a non-U.S. entity:  (i) such entity is not, for the taxable year that includes the Effective Date, nor has been for any prior taxable year, a “controlled foreign corporation” within the meaning of section 957(a) of the U.S. Tax Code, a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Tax Code or a “surrogate foreign corporation” within the meaning of Section 7874 of the U.S. Tax Code; (ii) such entity has adequate receipts for all foreign Taxes paid; (iii) the Company has provided to Parent and Purchaser a Materially accurate schedule of the earnings and profits, foreign tax credit pools, and previously taxed income, each as determined for U.S. federal income tax purposes, with respect to such entity; (iv) during the period beginning January 1, 2018 and ending on the Effective Date, such entity will not have generated more than a de minimis (as defined in Section 954(b)(3) of the U.S. Tax Code) amount of subpart F income (as defined in Section 952(a) of the U.S. Tax Code); (v) other than the equity interests in Rodan Transport (USA) Ltd. and any property held directly or indirectly by Rodan Transport (USA) Ltd., such entity does not hold, directly or indirectly, any United States property within the meaning of Section 956 of the U.S. Tax Code; and (vi) such entity has not incurred (nor been allocated) an “overall foreign loss” as defined in Section 904(f)(2) of the U.S. Tax Code which has not been previously recaptured in full as provided in Sections 904(f)(1) and/or 904(f)(3) of the U.S. Tax Code.

(gg)None of the Company or any of its Subsidiaries is a party to a gain recognition agreement under Section 367 of the U.S. Tax Code.

(43)Competition Act. The aggregate value of the Company’s and its Subsidiaries’ assets in Canada, and the annual gross revenues from sales in or from Canada generated from the Company’s and its Subsidiaries’ assets in Canada, all determined in accordance with Part IX of the Competition Act (Canada) and the regulations thereunder, do not exceed C$92,000,000.

(44)Investment Canada Act. The enterprise value of the Company is less than the prescribed threshold as set out in Part IV of the Investment Canada Act and the Company and its Subsidiaries do not carry on any cultural business as defined in section 14.1 of the Investment Canada Act.

(45)Disclosure. The Company has made available to the Purchaser all Material information concerning the Company, each of its Subsidiaries and their respective businesses through SEDAR, information disclosed in the Company Data Room or the Company Disclosure Letter and all such information as made available to the Purchaser is accurate, true and correct in all Material respects. No forecast, budget or projection provided by or on behalf of the Company to the Purchaser contains any Misrepresentation and such forecasts, budgets and projections were prepared in good faith and contain reasonable estimates of the prospects of the business of the Company and its Subsidiaries.

(46)Confidentiality Agreements. All agreements entered into by the Company or any of its Subsidiaries with Persons other than the Purchaser regarding the confidentiality of information provided to such Person or reviewed by such Persons with respect to any transaction in the nature described in the definition of Acquisition Proposal contain customary provisions, including standstill provisions, which do not provide for any waiver or release thereof other than with the consent of the Company or its Subsidiary and the Company or, if applicable, its Subsidiary has not waived, released or amended the standstill or other provisions of any such agreements. The Company or any of its Subsidiaries have not negotiated or engaged in any discussions with respect to any such proposal with any Person who has not entered into such a confidentiality agreement.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE PARENT

(1)Organization and Qualification. Each or the Purchaser and the Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. Each of the Purchaser and the Parent, and each of its Subsidiaries, is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except for those Authorizations the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Parent.

(2)Subsidiaries.

(a)The name and jurisdiction of each material Subsidiary of the Parent is accurately set out in Section 3.2(2)(a) of the Parent Disclosure Letter.

(b)Each such Subsidiary is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect with respect to the Parent.

(c)Except as disclosed in Section 3.2(2)(c) of the Parent Disclosure Letter, the Parent is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of each of its Subsidiaries,  all such shares or other equity interests so owned by the Parent have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Parent.

(3)Corporate Authorization. Each or the Purchaser and the Parent has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by each of the Purchaser and the Parent of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and the Parent and no other corporate proceedings on the part of the Purchaser or the Parent are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

(4)Execution and Binding Obligation. This Agreement has been duly executed and delivered by each of the Purchaser and the Parent, and constitutes a legal, valid and binding agreement by each of the Purchaser and the Parent enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(5)Governmental Authorization. The execution, delivery and performance by each of the Purchaser and the Parent of its obligations under this Agreement and the consummation by each of the Purchaser and the Parent of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser or the Parent other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Securities Authorities and NASDAQ; and (iv) the Arrangement Filings with the Registrar.

(6)Non-Contravention. The execution, delivery and performance by each of the Purchaser and the Parent of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser or the Parent; or

(b)contravene, conflict with or result in a violation or breach of Law or Authorization except as would not, individually or in the aggregate, materially impede the ability of the Purchaser or the Parent to consummate the Arrangement and the transactions contemplated hereby.

(7)Capitalization.

(a)The authorized capital of the Parent consists of 10,000,000 shares of preferred stock and 250,000,000 shares of common stock. As of the close of business on the day prior to the date of this Agreement, there were: (i) 57,169,408 Parent Shares issued and outstanding, (ii) 650,000 shares of Parent's 7.625% Series A Convertible Cumulative Preferred Stock issued and outstanding, (iii) options to purchase 1,731,745 Parent Shares under the Parent's 2017 Omnibus Incentive Plan, (iv) 35,040,658 warrant outstanding to purchase up to a total of 17,520,329 Parent Shares and (v) 919,351 Parent Shares issuable pursuant to restricted stock units under the Parent’s 2017 Omnibus Incentive Plan. No Parent Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. In addition, 15,000,000 shares of common stock may become issuable as Earnout Merger Consideration as defined in that certain Agreement and Plan of Merger, dated December 22, 2016, by and among Daseke, Inc.,

Hennessy Capital Acquisition Corp. II, HCAC Merger Sub, Inc. and Don R. Daseke, in his capacity as Stockholder Representative).

(b)Except for rights under the Parent's 2017 Omnibus Incentive Plan or as disclosed in Section 7(b) of the Parent Disclosure Letter, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Parent to, directly or indirectly, issue or sell any securities of the Parent, or give any Person a right to subscribe for or acquire, any securities of the Parent.

(8)Securities Law Matters. The Parent Shares are listed and posted for trading on NASDAQ and are registered as a class under section 12(b) of the U.S. Exchange Act. The Parent has filed or furnished all material reports or other information required to be filed or furnished under section 13(a) of the U.S. Exchange Act. None of the Parent’s Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction. The Parent is not in default of any material requirements of any Securities Laws or the rules and regulations of NASDAQ. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Parent is (i) pending, (ii) in effect, (iii) to the knowledge of the Parent, has been threatened, or (iv) is expected to be implemented or undertaken, and to the Parent’s knowledge, the Parent is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. The Parent has timely filed or furnished with any Governmental Entity all material forms, reports, schedules, statements and other documents required to be filed or furnished by the Parent with the appropriate Governmental Entity since December 31, 2014, except where the failure to file or furnish would not be reasonably expected to have a Material Adverse Effect in respect of the Parent. The documents comprising the Parent Filings complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

(9)Financial Statements.

(a)The audited consolidated financial statements and the consolidated interim financial statements of the Parent (including, in each case, any of the notes or schedules to and the auditor’s report on such financial statements) included in the Parent Filings: (i) were prepared or shall be prepared, as applicable, in accordance with GAAP and Law; (ii) complied or shall comply, as applicable, as to form in all material respects with applicable accounting requirements in the U.S.; and (iii) fairly present or shall fairly present, as applicable, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Parent and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Parent and its Subsidiaries for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements).

(b)The financial books, records and accounts of the Parent: (i) have been maintained, in all material respects, in accordance with GAAP; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Parent; and (iv) accurately and fairly reflect the basis of the Parent’s financial statements.

(10)Absence of Certain Changes or Events. Since December 31, 2017, other than the transactions contemplated in this Agreement and as disclosed in Section 3.2(13) of the Parent Disclosure Letter, there has not been any event, circumstance or occurrence which has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Purchaser or the Parent.

(11)Compliance with Laws. Each of the Parent and each of its Subsidiaries is, and since December 31, 2015 has been, in compliance in all material respects with Law except where such failure to comply would not be reasonably expected to have a Material Adverse Effect in respect of the Parent. Since December 31, 2015, neither the Parent nor any of its Subsidiaries is or has been under any investigation with respect to, is or has been charged or, to the knowledge of the Parent, threatened to be charged with, or has received notice of, any violation or potential violation of any Law or disqualification by a Governmental Entity, except where such violation or disqualification December 31, 2015 would not be reasonably expected to have a Material Adverse Effect in respect of the Parent.

(12)Litigation. Except as set out in Section 3.2(16) of the Parent Disclosure Letter, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Parent threatened, against or relating to the Parent before any Governmental Entity nor is the Parent subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.

(13)Disclosure. The Parent has made available to the Company all material information concerning the Parent, its Subsidiaries and their respective businesses through EDGAR and information disclosed in the Parent Disclosure Letter, and all such information as made available to the Company is accurate, true and correct in all material respects.

SCHEDULE E

SAMPLE CALCULATIONS OF CONTINGENT CONSIDERATION

Example 1:
Final Company EBITDA:	C$15,000,000.00
Number of Company Shares outstanding as of the Effective Time (inclusive of Exchange Shares):	60,464,973
Number of Company Shares held by Dissenting Shareholders	250,000
EBITDA Fees:	C$35,000

Contingent Maximum Amount =	C$27,096,737.85
Contingent Consideration =	Nil (since -C$8,208,031.96 is negative)

Example 2:
Final Company EBITDA:	C$25,000,000.00
Number of Company Shares outstanding as of the Effective Time (inclusive of Exchange Shares):	60,464,973
Number of Company Shares held by Dissenting Shareholders	250,000
EBITDA Fees:	C$35,000

Contingent Maximum Amount =	C$27,096,737.85
Contingent Consideration =	C$19,152,074.58

Example 3:
Final Company EBITDA:	C$50,000,000.00
Number of Company Shares outstanding as of the Effective Time (inclusive of Exchange Shares):	60,464,973
Number of Company Shares held by Dissenting Shareholders	250,000
EBITDA Fees:	C$35,000

Contingent Maximum Amount =	C$27,096,737.85
Contingent Consideration =	C$27,096,737.85 (since C$87,552,340.95 greater than Maximum Amount)

E-1